As filed with the Securities and Exchange Commission on July 11, 2016

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Superior Drilling Products, Inc.

(Exact name of registrant as specified in its charter)

Utah	1389	46-4341605
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

1583 South 1700 East
Vernal, Utah 84078
(435) 789-0594

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

G. Troy Meier
Chief Executive Officer
Superior Drilling Products, Inc.
1583 South 1700 East
Vernal, Utah 84078
(435) 789-0594

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Robert G. Reedy Kevin J. Poli Porter Hedges LLP 1000 Main, 36th Floor Houston, Texas 77002 Telephone: (713) 226-6674 Telecopy: (713) 228-1331	Michael T. Raymond Bradley J. Wyatt Dickinson Wright PLLC 2600 W. Big Beaver Rd., Suite 300 Troy, Michigan 48084 Telephone: (248) 433-7200 Telecopy: (248) 433-7274

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☒

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Common Stock, par value $0.001 per share	$5,750,000(1),(2)	$580

(1)	Includes common stock to be sold upon exercise of the underwriters’ option. See “Underwriting.”
(2)	The proposed maximum aggregate offering price has been estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) of the Securities Act of 1933, as amended.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JULY 11, 2016

PROSPECTUS

Shares of Common Stock

This prospectus relates to the offer and sale of      shares of our common stock.

Our common stock is quoted on the NYSE MKT under the symbol “SDPI.” The last reported sale price of our common stock on July 8, 2016 was $1.85 per share.

Investing in our securities involves significant risks that are described in the “Risk Factors” section beginning on page 6 of this prospectus.

	Price to Public	Underwriting Discounts and Commissions	Proceeds to us
Per Share	$	$	$
Total	$	$	$

The underwriters may also purchase up to an additional      shares of common stock from us at the public offering price above, less the underwriting discounts and commissions, within 30 days of the date of this prospectus to cover any over-allotments.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of common stock to purchasers on or before            , 2016.

The date of this prospectus is         , 2016.

Sole Book-Running Manager

Roth Capital Partners

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ABOUT THIS PROSPECTUS

You should rely only on the information contained in or incorporated by reference into this prospectus or any prospectus supplement. We have not authorized anyone to provide you with additional or different information. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted.

This prospectus contains forward-looking statements that are subject to a number of risks and uncertainties, many of which are beyond our control. Please read “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.”

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PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in or incorporated by reference into this prospectus. Because this summary provides only a brief overview of the key aspects of the offering, it does not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus carefully, including “Risk Factors” beginning on page 6, “Cautionary Note Regarding Forward-Looking Statements” beginning on page 18 and the documents incorporated by reference, which are described under “Incorporation of Certain Information by Reference,” before making an investment decision. As used in this prospectus, unless otherwise indicated, “we,” “our,” “us” or similar terms refer collectively to Superior Drilling Products, Inc. and its operating subsidiaries.

Overview

We are a drilling and completion tool technology company. We are a designer and manufacturer of new drill bit and horizontal drill string enhancement tools and an innovative, cutting-edge refurbisher of PDC (polycrystalline diamond compact) drill bits for the oil, natural gas and mining services industry. All of the drilling tools that we rent or sell are manufactured by us. Our customers are engaged in domestic and international exploration and production of oil and natural gas.

We currently have three basic operations:

•	Our PDC drill bit refurbishing and manufacturing service,
•	Our emerging technologies business that manufactures the Drill-N-Ream® well bore conditioning tool and our innovative drill string enhancement tool, the Strider Oscillation System, and
•	Our new product development business that conducts our research and development, and designs our horizontal drill string enhancement tools, other down-hole drilling technologies, and drilling tool manufacturing technologies.

From our headquarters in Vernal, Utah, we operate a technologically advanced PDC drill bit refurbishing facility, as well as a state-of-the-art, high-tech drilling tool engineering design and manufacturing operation. We manufacture our drill string enhancement tools, including the patented Drill-N-Ream® well bore conditioning tool and patent-pending Strider Oscillation system, and conduct our new product research and development from this facility.

Our co-founder, Troy Meier, developed the first commercially-viable process for refurbishing PDC drill bits after a successful 13-year career with a predecessor of our largest client, Baker Hughes. For the past 20 years, we have exclusively provided our PDC drill bit refurbishing services for the Rocky Mountain, California and Alaska regions of Baker Hughes’s substantial oilfield operations. In addition, we have expanded our offerings and our customer base by demonstrating our engineering, design and manufacturing expertise of down-hole drilling tools. We continuously work with our customers to develop new products and enhancements to existing products, improve efficiency and safety, and solve complex drilling tool problems.

We employ a senior work force with specialized training and extensive experience related to drill bit refurbishing and tooling manufacturing. They produce our products and services using a suite of highly technical, purpose-built equipment, much of which we design and manufacture for our proprietary use. Our manufacturing equipment and products use advanced technologies that enable us to increase efficiency, enhance product integrity, improve efficiency and safety, and solve complex drilling tool problems.

Growth Strategies

We intend to pursue the following growth strategies as we seek to expand our market share and solidify our position as a competitive drilling tool manufacturer in the drilling industry:

Leverage highly advanced tool technologies.  We currently have two differentiated advanced drilling tool technologies that address challenges encountered in the oil and gas drilling marketplace.

•	The Strider Oscillation System is a patent-pending drill string oscillation tool that minimizes drill string friction thereby improving weight on bit for directional drilling. Its technological advancements, including a two-part design, enable the Strider to be placed closer to the drill bit than other oscillation tools.
•	The Drill-N-Ream® is a well bore conditioning tool with a unique design that provides a cleaner well bore with fewer ledges and a wider drift, while eliminating the need for a dedicated reaming run. As a result, our end users experience fewer drill string tool failures and reduce the number of drilling days per well.

Expand our channels to market.  We have strategically shifted from creating a rental tool business to leveraging existing distribution channels in the exploration and production industry. We recently entered into an agreement with Drilling Tools International, Inc. (“DTI”), establishing DTI as the exclusive distributor of our patented Drill-N-Ream® well bore conditioning system in North American onshore and offshore markets, excluding the Rocky Mountain region. As a result of this agreement, we believe our technology will penetrate the market more efficiently as DTI already has developed long-term relationships with end users.

Continue to enhance our Baker Hughes relationship.  For the past 20 years, we have exclusively provided our PDC drill bit refurbishing services for the Rocky Mountain, California and Alaska regions of Baker Hughes’s substantial oilfield operations. While Baker Hughes continues to use us for its drill bit refurbishment in the Rocky Mountain region, we have also leveraged our longtime relationship to increase our market penetration. In 2016, we added our Strider Oscillation System rental agreement to our drill bit refurbishing business with Baker Hughes. Their sales force will now offer the Strider to provide a complete offering to their customers. We will continue to develop our long-time relationship with Baker Hughes and look for other ways to partner with them.

Strengthen and support our employees.  Our experienced employees and management team are some of our most valuable resources. Attracting, training, and retaining key personnel, has been and will continue to be critical to our success. To achieve our goals, we intend to remain focused on providing our employees with training, personal and professional growth opportunities, as well as adding performance-based incentives, including opportunities for stock ownership, and other competitive benefits. We are also working with the local university and high school to develop and teach local programs in machining and engineering expertise and technical resources.

Seek strategic acquisitions to enhance or expand our product lines.  While capital constraints are currently requiring us to focus on organic growth, we are continually looking to find new technologies to add to our arsenal of tools for the exploration and production industry. In analyzing new acquisitions, we intend to pursue opportunities that complement our existing product line and/or that are geographically situated within territories served by our current and future sales force. We believe that strategic acquisitions will enable us to exploit economies of scale in the areas of finance, human resources, marketing, administration, information technology, and legal, while also providing cross-marketing opportunities among our drill tool product offerings.

Competitive Strengths

We believe that we differentiate ourselves from our competitors because of the technological advantages of our proprietary tools, the quality and reliability of our products, our responsive service, and our manufacturing flexibility to rapidly respond with products that meet the most demanding needs of our customers.

Cutting-edge manufacturing capability and proprietary technologies.  We have created and designed a cutting-edge machining facility with custom features. We recruited and hired a high level, cross-industry machining team to design and manufacture our products using a suite of highly technical, computer controlled, purpose-built equipment, much of which we design and manufacture for our proprietary use. Most of our manufacturing equipment and products now use advanced technologies that enable us to increase efficiency, enhance the integrity of precision drill bit and drill string tools that we manufacture and improve safety.

Industry-recognized expertise and innovation.  We believe that we have developed a strong reputation for producing quality products and services based upon our industry-recognized depth of experience, ability to attract and retain quality employees, and innovative processes and applications. We believe that a number of the drill bit refurbishing processes and technologies that we developed have raised industry standards.

Experienced management team with proven track record.  Our executive officers and senior operational managers have extensive experience both with us and in the oilfield service industry generally. Our chief executive officer and co-founder, Troy Meier, has a 33-year relationship with Baker Hughes, providing innovative ideas to support Baker Hughes in maintaining their leadership role in the drill bit industry. Meier family entities continue to own the majority of our outstanding stock which we believe aligns their interests with the interests of our public investors.

Liquidity

At March 31, 2016, we had negative working capital of approximately $3.8 million. During 2015 and into 2016, our principal sources of liquidity were cash flow from operations and recently our new credit facility with Federal National Commercial Credit (“FNCC”). Our principal uses of cash are operating expenses, working capital requirements, capital expenditures and debt service payments. Given the current environment of the oil and gas industry, our revenue has dramatically declined in 2015 and 2016.

Our operational and financial strategies include lowering our operating costs and capital spending to match revenue trends, managing our working capital and managing our debt to enhance liquidity. In order to improve our liquidity, on March 8, 2016, we entered into a $3 million financing agreement with FNCC. The financing agreement includes a $500,000 term loan collateralized with previously unencumbered manufacturing equipment and a $2.5 million accounts receivable revolving credit facility allowing up to 85% of eligible accounts receivable. We currently have, and expect to continue to have, limited availability to borrow under the revolving credit facility until we have an increase in our eligible accounts receivable.

We also expect that the addition of our Strider Oscillation System can help us offset the declines in revenue described above. We believe Strider revenue will come from the efforts of our sales team along with additional sales from the Baker Hughes market channel agreement to provide the Strider Oscillation System to their customers. We also believe the sales of our Drill-N-Ream® to DTI will be a good source of revenue for us in 2016.

On May 29, 2014, as part of the consideration for our acquisition of Hard Rock Solutions, LLC, we issued a $12.5 million seller’s note (as subsequently amended and restated, the “Hard Rock Note”). The Hard Rock Note currently accrues interest at 5.75% per annum and matures and is fully payable on July 15, 2019. Under the current terms of Hard Rock Note, we are required to make the following payments (plus accrued interest): $1,500,000 on July 15, 2016, $500,000 on each of January 15, March 15, May 15 and July 15, 2017, $500,000 on each of January 15, March 15, May 15 and July 15, 2018, and $1,000,000 on each of January 15, March 15, May 15 and July 15, 2019.

During 2016, we plan on using the cash flows from operations, as well as a portion of the proceeds of this offering, to make required payments on the Hard Rock Note and service our other debt obligations, including other financing debt, real property leases and equipment loans. The balance of the proceeds of this offering will be used for working capital and general corporate purposes to support our business and operations. We are currently in the process of renegotiating the Hard Rock Note to postpone debt repayment dates and/or convert all or a portion of such debt to common stock, including the payment which is currently due on July 15, 2016. To further conserve cash, we also implemented a salary for stock options program during the first quarter of 2016 for senior management and our board of directors. Pending completion of this offering, we may also consider a bridge financing transaction to provide us with liquidity for the next several months. We cannot provide any assurance that financing will be available to us in the future on acceptable terms, or at all. See “Risk Factors” for more.

Corporate Information

Our principal executive office is located at 1583 South 1700 East, Vernal, Utah 84078, and our phone number is (435) 789-0594.

The Offering

Common stock offered by us
shares, or shares if the underwriters exercise their option to purchase additional shares of our common stock in full
Issue price
$ per share
Common stock outstanding immediately after this offering
shares, or shares if the underwriters exercise their option to purchase additional shares of our common stock in full
Use of proceeds
We estimate that our net proceeds from this offering will be approximately $ million (based on an assumed price of $ per share, which is the last reported sales price of our common stock on the NYSE MKT on , 2016) after deducting underwriting discounts and commissions and estimated offering expenses, or approximately $ million if the underwriters’ option to purchase additional shares is exercised in full.

We intend to use the net proceeds from this offering to repay certain indebtedness, including amounts outstanding under the Hard Rock Note, and for general corporate purposes, including working capital. For more, see “Use of Proceeds”.
Dividend policy
We have not declared or paid any cash or other dividends on our common stock, and do not expect to declare or pay any cash or other dividends on our common stock in the foreseeable future.
Risk factors
You should consider carefully the risks discussed under the “Risk Factors” beginning on page 6 of this prospectus, as well as those described in our Annual Report on Form 10-K for the year ended December 31, 2015, our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2016, and the other disclosures contained or incorporated by reference herein and therein.
NYSE MKT symbol
SDPI

The number of shares to be outstanding after this offering is based on      shares of our common stock outstanding as of         , 2016 and excludes      additional shares that are authorized for future issuance under our equity incentive plans, of which      shares may be issued pursuant to outstanding stock options.

RISK FACTORS

You should carefully consider the following risk factors and all other information contained in this prospectus in evaluating our business and prospects. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties, other than those we describe below, that are not presently known to us or that we currently believe are immaterial, may also impair our business operations. If any of the following risks occur, our business, financial condition and results of operations could be harmed.

Risks Related to Our Business and Industry

An extended decline in expenditures by the oil and gas industry has reduced our revenue and income and resulted in an impairment of our other assets. The depth of the industry decline is expected to continue to significantly impact our revenue, income and cash flow.

Our business depends upon the condition of the oil and gas industry and, in particular, the willingness of oil and gas companies to make capital expenditures on exploration, drilling and production operations. The level of capital expenditures is generally dependent on the prevailing industry view of future oil and gas prices, which are influenced by numerous factors affecting the supply and demand for oil and gas, including:

•	worldwide economic activity;
•	the level of exploration and production activity;
•	interest rates and the cost of capital;
•	environmental regulation;
•	federal, state and foreign policies regarding exploration and development of oil and gas;
•	the ability of OPEC to set and maintain production levels and pricing;
•	governmental regulations regarding future oil and gas exploration and production;
•	the cost of exploring and producing oil and gas;
•	the cost of developing alternative energy sources;
•	the availability, expiration date and price of leases;
•	the discovery rate of new oil and gas reserves;
•	the success of drilling for oil and gas in unconventional resource plays such as shale formations;
•	technological advances;
•	terrorist attacks and similar disruptive unlawful activities;
•	weather conditions.

We expect continued volatility in both crude oil and natural gas prices, as well as in the level of drilling and production related activities. Even during periods of high prices for oil and natural gas, companies exploring for oil and gas may cancel or curtail programs, seek to renegotiate contract terms, including the price of our products and services, or reduce their levels of capital expenditures for exploration and production for a variety of reasons. These risks are greater during periods of low or declining commodity prices. Continued significant or prolonged declines in hydrocarbon prices have had, and may continue to have, a material adverse effect on our results of operations.

Due to reduced commodity prices and the unprecedented rapid decline in the rig count during 2015 and 2016 to historic lows, we had measurably lower operating cash flows. As a result of this situation coupled with pending payments required on our indebtedness, we may be unable to maintain adequate liquidity and make payments on our debt.

At March 31, 2016, we had negative working capital of approximately $3.8 million. During 2015 and into 2016, our principal sources of liquidity were cash flow from operations and recently our new credit facility with FNCC. Our principal uses of cash are operating expenses, working capital requirements, capital expenditures and debt service payments. Given the current environment of the oil and gas industry, our revenue has dramatically declined in 2015 and 2016.

The Hard Rock Note currently accrues interest at 5.75% per annum and matures and is fully payable on July 15, 2019. Under the current terms of Hard Rock Note, we are required to make the following payments (plus accrued interest): $1,500,000 on July 15, 2016, $500,000 on each of January 15, March 15, May 15 and July 15, 2017, $500,000 on each of January 15, March 15, May 15 and July 15, 2018, and $1,000,000 on each of January 15, March 15, May 15 and July 15, 2019. In addition, we currently have, and expect to continue to have, limited availability to borrow under the revolving credit facility with FNCC until we have an increase in our eligible accounts receivable.

During 2016, we plan on using the cash flows from operations, as well as a portion of the proceeds of this offering, to make required payments on the Hard Rock Note and service our other debt obligations, including other financing debt, real property leases and equipment loans. The balance of the proceeds of this offering will be used for working capital and general corporate purposes to support our business and operations. We are currently in the process of renegotiating the Hard Rock Note to postpone debt repayment dates and/or convert all or a portion of such debt to common stock, including the payment which is currently due on July 15, 2016. To further conserve cash, we also implemented a salary for stock options program during the first quarter of 2016 for senior management and our board of directors. Pending completion of this offering, we may also consider a bridge financing transaction to provide us with liquidity for the next several months.

Although as a public company we have access to the public markets for capital raises, we cannot provide any assurances that financing will be available to us in the future on acceptable terms or at all. If we cannot raise required funds on acceptable terms, we may not be able to, among other things, (i) fund necessary general and administrative expenses depending on market demands for our products and services; (ii) fund certain obligations as they become due; and (iii) respond to competitive pressures or unanticipated capital requirements.

Failure to generate sufficient revenue to make payments on the Hard Rock Note could result in our loss of the patents securing such note.

Under the terms of the Hard Rock Note, we are required to make the following payments (plus accrued interest): $1,500,000 on July 15, 2016, $500,000 on each of January 15, March 15, May 15 and July 15, 2017, $500,000 on each of January 15, March 15, May 15 and July 15, 2018, and $1,000,000 on each of January 15, March 15, May 15 and July 15, 2019. The Hard Rock Note matures and is fully payable on July 15, 2019.

The Hard Rock Note is secured by all of the patents, patents pending, other patent rights, and the Drill-N-Ream trademark purchased in the Hard Rock acquisition (the “Drill-N-Ream Collateral”). If we do not have the funds necessary to make the future payments under the Hard Rock Note and fail to make any payments as required thereunder, and we are unsuccessful in amending or restructuring the payment terms, including as to the payment which is due on July 15, 2016, the holder of the Hard Rock Note could conduct a foreclosure sale on the Drill-N-Ream Collateral in order to apply the proceeds thereof toward repayment of the Hard Rock Note and all foreclosure costs, and our subsidiary Superior Drilling Solutions, LLC would be liable for any shortfall or receive any excess from the sales proceeds. The failure to retain and use the Drill-N-Ream Collateral in our business could cause a significant loss of our investment and might have a material adverse effect on our financial condition and results of operation, as well as our ability to grow our drill string tool business.

Our level of indebtedness could adversely affect our ability to raise additional capital to fund our operations, limit our ability to react to changes in our business or our industry and place us at a competitive disadvantage.

As noted above, we are required to make principal payments on the Hard Rock Note of $2 million each year over the next three years and $4 million for 2019, plus accrued interest. In addition, we are required to make monthly payments of approximately $135,000 on our other indebtedness.

Based on current forecasts we will need to restructure debt obligations, including with Hard Rock and FNCC, as well as raise additional capital through equity and/or debt financings, including this offering. For example, we expect that we will not be in compliance with all financial covenants under the FNCC facility as of June 30, 2016 and we are currently in discussions with them to amend the terms of the debt. Pending completion of this offering, we may also consider a bridge financing transaction to provide us with liquidity for the next several months. However, there is no guarantee that we will be successful at obtaining the necessary amendments or raising the needed funds.

Our debt could have important consequences. For example, it could (i) result in a foreclosure upon our key assets, (ii) increase our vulnerability to general adverse economic and industry conditions, (iii) limit our ability to fund future capital expenditures and working capital, to engage in future acquisitions or development activities, or to otherwise realize the value of our assets and opportunities fully because of the need to dedicate a substantial portion of our cash flow from operations to payments on our debt, (iv) increase our cost of borrowing, (v) restrict us from making strategic acquisitions or causing us to make non-strategic divestitures, (vi) limit our flexibility in planning for, or reacting to, changes in our business or industry in which we operate, placing us at a competitive disadvantage compared with our competitors who are less leveraged and (vii) impair our ability to obtain additional financing in the future.

Our customers’ industries are undergoing continuing consolidation that may impact our results of operations.

The oil and gas industry is rapidly consolidating and, as a result, some of our largest customers have consolidated and are using their size and purchasing power to seek economies of scale and pricing concessions. This consolidation may result in reduced capital spending by some of our customers or the acquisition of one or more of our primary customers, which may lead to decreased demand for our products and services. We cannot assure you that we will be able to maintain our level of sales to any of our customers that have consolidated or replace that revenue with increased business activity with other customers. As a result, the acquisition of one or more of our primary customers may have a significant negative impact on our results of operations, financial position or cash flows. We are unable to predict what effect consolidations in the industry may have on price, capital spending by our customers, our market share and selling strategies, our competitive position, or our ability to retain customers or our ability to negotiate favorable agreements with our customers.

We may be unable to successfully compete with other manufacturers of drilling equipment.

Several of our competitors are diversified multinational companies with substantially larger operating staffs and greater capital resources than ours and which have been engaged in the manufacturing business for a much longer time than us. If these competitors substantially increase the resources they devote to developing and marketing competitive products and services, we may not be able to compete effectively. Similarly, consolidation among our competitors could enhance their competing market share, product and service offerings and financial resources, further intensifying competition.

Our customer base is concentrated and the loss of, or nonperformance by, one or more of our significant customers could cause our revenue to decline substantially.

We contract exclusively with Baker Hughes, a multinational organization, for our entire drill bit remanufacturing business, and most of our original equipment drill bit manufacturing business. With our Drill-N-Ream® rental and repair business, we had three large customers that comprised 40% of our total revenue for 2015, and in early 2016 we entered into a distribution agreement with DTI that will likely result in their becoming one of our larger customers going forward. It is likely that we will continue to derive a portion of our revenue from a relatively small number of customers in the future. If a major customer decided not to continue to use our services or significantly reduced its drilling plans, our revenue would decline and our operating results and financial condition could be harmed. In addition, we are subject to credit risk due to the concentration of our customer base. Any increase in the nonpayment of and nonperformance by our counterparties, either as a result of changes in financial and economic conditions or otherwise, could have a material effect on our business, results of operations and financial condition and could adversely affect our liquidity.

There may be fluctuations in our operating results.

Significant annual and quarterly fluctuations in our results of operations may be caused by, among other factors, our volume of revenue, the timing of new product or service announcements, releases by us and our competitors in the marketplace of new products or services, seasonality and general economic conditions. There can be no assurance that the level of revenue achieved by us in any particular fiscal period will not be significantly lower than in other comparable fiscal periods. We believe quarter-to-quarter comparisons of our revenues and operating results are not necessarily meaningful and should not be relied on as indicators of future performance. Our operating expenses are relatively fixed in the short term and are based on management’s expectations of future revenues. As a result, if future revenue is below expectations, net income or loss may be disproportionately affected by a reduction in revenues, as any corresponding reduction in expenses may not be proportionate to the reduction in revenue.

We must continue to develop new technologies, methodologies and products on a timely and cost-effective basis to satisfy the needs of our customers.

The drilling industry is driven primarily by cost minimization, and our strategy is aimed at reducing drilling costs through the application of new drill bit assembly and drill string tool technologies. Our continued success will depend on our ability to meet our customers’ changing needs, on a timely and cost-effective basis, by successfully enhancing our current products and processes; developing, producing and marketing new products and processes; and responding to evolving industry standards and other technological changes.

We cannot assure you that our products will be able to satisfy the specifications of our customers or that we will be able to perform the testing necessary to prove that the product specifications are satisfied in the future, or that the costs of modifications to our products to satisfy their requirements will not adversely affect our results of operations. Failure to meet our customer’s demand for services may adversely affect our business. We may encounter resource constraints, competition, or other difficulties that may delay our ability to expand our bit remanufacturing services to the level desired or required by our customer. If our products are unable to satisfy such requirements, or we are unable to perform any required testing, our customers may cancel their contracts and/or seek new suppliers, and our business, results of operations, cash flows or financial position may be adversely affected.

We are dependent on key personnel who may be difficult to replace.

Our success is dependent to a significant degree upon the business expertise and continued contributions of our founders and senior management team. In particular, we are dependent upon the efforts and services of our founders, Mr. Troy Meier, our Chairman and Chief Executive Officer, and Ms. Annette Meier, our President, because of their knowledge, experience, skills, and relationships with major clients and the members of our executive management team. Although we have employment arrangements with certain members of senior management, as a practical matter, those agreements will not assure the retention of our employees and we may not be able to enforce all of the provisions in any such employment agreement, including non-competition provisions. Our future success also depends on our ability to identify, attract, hire, train, retain and motivate other highly skilled technical, managerial, marketing and customer service personnel. Competition for such personnel is intense, and we cannot assure you that we will be able to successfully attract, integrate or retain sufficiently qualified personnel. Our inability to retain these types of individuals could have a material adverse effect on our business, results of operations and financial condition.

Increases in the cost of raw materials used in our manufacturing processes could negatively impact our profitability.

We rely on the availability of volume and quality of synthetic diamond cutters for both our drill bit refurbishment and manufacturing business and for our drill string tool manufacturing business. In addition, we must have a reliable source of steel available for manufacturing products which is both of sufficient quality, and available at a cost-effective price. We do not have fixed price contracts or arrangements for all of the raw materials and other supplies that we purchase. Baker Hughes provides the diamond cutters for our drill bit refurbishment business. However, sourcing cost-effective supplies of quality steel in the relatively low volumes that our tool manufacturing requires can be challenging. Shortages of, and price increases for, steel and other raw materials and supplies that we use in our business may occur. Future shortages or price fluctuations in synthetic diamond cutters or steel could have a material adverse effect on our ability to conduct either our drill bit refurbishment or our drill tool manufacturing business in a timely and cost effective manner.

We depend on third-party suppliers for timely deliveries of raw materials, and our results of operations could be adversely affected if we are unable to obtain adequate supplies in a timely manner.

Our manufacturing operations depend upon obtaining adequate supplies of raw materials from third parties. The ability of these third parties to deliver raw materials may be affected by events beyond our control. Any interruption in the supply of raw materials needed to manufacture our products could adversely affect our business, results of operations and reputation with our customers.

We may be exposed to unforeseen risks in our product manufacturing and processes, which could adversely affect our financial conditions and results of operations.

We operate our business from our Vernal, Utah manufacturing facilities. A natural disaster, extended utility failure or other significant event at our facility could significantly affect our ability to manufacture sufficient quantities of key products or otherwise deliver products to meet customer demand or contractual requirements which may result in a loss of revenue and other adverse business consequences. In addition, the equipment and management systems necessary for our operations are subject to wear and tear, break down and obsolescence, which could cause them to perform poorly or fail, resulting in fluctuations in manufacturing efficiencies and production costs. Significant manufacturing fluctuations may affect our ability to deliver products to our customers on a timely basis and we may suffer financial penalties and a diminution of our commercial reputation and future product orders. Additionally, some of our business may in the future be conducted under fixed price contracts. Fluctuations in our manufacturing process, or inaccurate estimates and assumptions used in pricing our contracts, even if due to factors out of our control, may result in cost overruns which we may be required to absorb. Any shut down of our manufacturing facility, reductions in our manufacturing process or efficiency, or cost overruns could adversely affect our business, financial condition and results of operations.

Our operating history may not be sufficient for investors to evaluate our business and prospects.

We are a recently formed company with a short operating history. This may make it more difficult for investors to evaluate our business and prospects and to forecast our future operating results. As a result, historical financial data may not give you an accurate indication of what our actual results would have been if subsequent acquisitions had been completed at the beginning of the periods presented or of what our future results of operations are likely to be. Our future results will depend on our ability to efficiently manage our operations and execute our business strategy.

We may be unable to employ a sufficient number of skilled and qualified workers to sustain or expand our current operations.

Our operations require personnel with specialized skills and experience. The supply of skilled and experienced personnel may not be sufficient to meet current or expected demand. Any significant increase in the wages paid by competing employers could result in a reduction of our skilled labor force, increases in the wage rates that we must pay, or both. If any of these events were to occur, our capacity could be diminished, our ability to respond quickly to customer demands or strong market conditions may be inhibited and our growth potential impaired, any of which could have a material adverse effect on our business, financial condition and results of operations.

If we are not able to manage our growth strategy successfully, our business, and results of operations may be adversely affected.

Our growth strategy includes acquisitions and the development and implementation of new product designs and improvements, which presents numerous managerial, administrative, operational and other challenges. Our ability to manage the growth of our operations will depend on our ability to develop systems and services and related technologies to meet evolving industry requirements and at prices acceptable to our customers to compete in the industry in which we operate. Our ability to compete effectively will also depend on our ability to continue to obtain patents on our proprietary technology and products. Although we do not consider any single patent to be material to our business as a whole, the inability to protect our future innovations through patents could have a material adverse effect. In addition, our growth will increase our need to attract, develop, motivate, and retain both our management and professional employees. The inability of our management to manage our growth effectively or the inability of our employees to achieve anticipated performance could have a material adverse effect on our business.

Acquisitions and investments may not result in anticipated benefits and may present risks not originally contemplated, which could have a material adverse effect on our financial condition, results of operations and cash flows.

Our growth strategy includes acquiring other companies that complement our service offerings or broaden our technical capabilities and geographic presence. From time to time, we evaluate purchases and sales of assets, businesses or other investments. These transactions may not result in the anticipated realization of savings, creation of efficiencies, offering of new products or services, generation of cash or income or reduction of risk. In addition, acquisitions may be financed by borrowings, requiring us to incur debt, or by the issuance of our common stock. These transactions involve numerous risks, and we cannot ensure that:

•	any acquisition would be successfully integrated into our operations and internal controls;
•	the due diligence conducted prior to an acquisition would uncover situations that could result in financial or legal exposure;
•	the use of cash for acquisitions would not adversely affect our cash available for capital expenditures and other uses;
•	any disposition, investment, acquisition or integration would not divert management resources from the operation of our business; or
•	any disposition, investment, acquisition or integration would not have a material adverse effect on our financial condition, results of operations or cash flows.

Our inability to integrate acquisitions successfully could impede us from realizing all of the anticipated benefits of the acquisitions which could have a material adverse effect on our financial condition and results of operations.

If we are unable to successfully integrate future acquisitions, we could be impeded from realizing all of the anticipated benefits of those acquisitions and could weaken our business operations. The integration process may disrupt our business and, if implemented ineffectively, may preclude realization of the full anticipated benefits expected by us and could harm our results of operations. In addition, the overall integration of the combining companies may result in unanticipated problems, expenses, liabilities and competitive responses, and may cause our stock price to decline. The difficulties of integrating an acquisition include, among others:

•	unanticipated issues in integration of information, communications, and other systems;
•	unanticipated incompatibility of logistics, marketing, and administration methods;
•	maintaining employee morale and retaining key employees;
•	integrating the business cultures of both companies;
•	preserving important strategic client relationships;
•	coordinating geographically separate organizations; and
•	consolidating corporate and administrative infrastructures and eliminating duplicative operations.

Even if the operations of an acquisition are integrated successfully, we may not realize the full benefits of the acquisition, including the synergies, cost savings or growth opportunities that we expect. These benefits may not be achieved within the anticipated time frame, or at all. Failing to realize the benefits could have a material adverse effect on our financial condition and results of operations.

Conditions in the global financial system may have impacts on our business and financial position that we currently cannot predict.

Uncertainty in the credit markets may negatively impact the ability of our customers to finance purchases of our products and services and could result in a decrease in, or cancellation of, orders or adversely affect the collectability of our receivables. If the availability of credit to our customers is reduced, they may reduce their drilling and production expenditures, thereby decreasing demand for our products and services, which could have a negative impact on our financial position. Additionally, unsettled conditions could have an impact on our suppliers, causing them to be unable to meet their obligations to us. Although we do not currently anticipate a need to access the credit markets in the short term, a prolonged constriction on future lending by banks or investors could result in higher interest rates on future debt obligations or could restrict our ability to obtain sufficient financing to meet our long-term operational and capital needs.

A terrorist attack or armed conflict could harm our business.

Terrorist activities, anti-terrorist efforts and other armed conflicts involving the United States or other countries may adversely affect the United States and global economies and could prevent us from meeting our financial and other obligations. If any of these events occur, the resulting political instability and societal disruption could reduce overall demand for oil and natural gas, potentially putting downward pressure on demand for our services and causing a reduction in our revenue. Oil and natural gas related facilities could be direct targets of terrorist attacks, and our operations could be adversely impacted if infrastructure integral to our customers’ operations is destroyed or damaged. Costs for insurance and other security may increase as a result of these threats, and some insurance coverage may become more difficult to obtain, if available at all.

Materials and minerals used in our manufacturing process may become subject to laws and regulations that may expose us to significant costs and liabilities.

The diamonds comprising the diamond cutting discs used in our operations are synthetic and manufactured in the United States, South Africa and China. Neither those diamond cutters nor any other minerals used in our operations are currently identified as “conflict minerals” in the Dodd-Frank Wall Street Reform and Consumer Protection Act. However, we cannot predict or control if the United States Secretary of State will or will not identify one of the minerals used in our manufacturing process as a conflict mineral. Should the materials used in our manufacturing process be designated as a conflict mineral, we will be required to file Form SD with the Securities and Exchange Commission (the “Commission”) and conduct the required diligence to determine the source of the conflict mineral in connection with such disclosure. Any increased costs and expenses associated with this could have a material adverse impact on our financial condition and results of operations.

Our success will be affected by the use and protection of our proprietary technology. There are limitations to our intellectual property rights in our proprietary technology, and thus our right to exclude others from the use of such proprietary technology.

Our success will be affected by our development and implementation of new product designs and improvements and by our ability to protect and maintain critical intellectual property assets related to these developments. Although in many cases our products are not protected by any registered intellectual property rights, in other cases we rely on a combination of patents and trade secret laws to establish and protect this proprietary technology.

We currently hold multiple U.S. patents and have multiple pending patent applications for products and processes in the U.S. and certain non-U.S. countries. Patent rights give the owner of a patent the right to exclude third parties from making, using, selling, and offering for sale the inventions claimed in the patents in the applicable country. Patent rights do not necessarily grant the owner of a patent the right to practice the invention claimed in a patent, but merely the right to exclude others from practicing the invention claimed in the patent. It may also be possible for a third party to design around our patents. Furthermore, patent rights have strict territorial limits. Some of our work will be conducted in international waters and therefore, may not fall within the scope of any country’s patent jurisdiction. We may not be able to enforce our patents against infringement occurring in international waters and other “non-covered” territories. Also, we do not have patents in every jurisdiction in which we conduct business and our patent portfolio will not protect all aspects of our business and may relate to obsolete or unusual methods, which would not prevent third parties from entering the same market.

We attempt to limit access to and distribution of our technology by customarily entering into confidentiality and/or license agreements with our employees, customers and potential customers and suppliers. Our rights in our confidential information, trade secrets and confidential know-how will not prevent third parties from independently developing similar information. Publicly available information (e.g. information in expired issued patents, published patent applications, and scientific literature) can also be used by third parties to independently develop technology. We cannot provide assurance that this independently developed technology will not be equivalent or superior to our proprietary technology.

Our competitors may infringe upon, misappropriate, violate or challenge the validity or enforceability of our intellectual property and we may not able to adequately protect or enforce our intellectual property rights in the future.

Our businesses and our customers’ businesses are subject to environmental laws and regulations that may increase our costs, limit the demand for our products and services or restrict our operations.

Our operations and the operations of our customers are also subject to federal, state, local and foreign laws and regulations relating to the protection of human health and the environment. These environmental laws and regulations affect the products and services we design, market and sell, as well as the facilities where we manufacture our products. For example, our operations are subject to numerous and complex laws and regulations that, among other things, may regulate the management and disposal of hazardous and non-hazardous wastes; require acquisition of environmental permits related to our operations; restrict the types, quantities and concentrations of various materials that can be released into the environment; limit or prohibit operation activities in certain ecologically sensitive and other protected areas; regulate specific health and safety criteria addressing worker protection; require compliance with operational and equipment standards; impose testing, reporting and record-keeping requirements; and require remedial measures to mitigate pollution from former and ongoing operations. We are required to invest financial and managerial resources to comply with such environmental, health and safety laws and regulations and anticipate that we will continue to be required to do so in the future. In addition, environmental laws and regulations could limit our customers’ exploration and production activities. These laws and regulations change frequently, which makes it impossible for us to predict their cost or impact on our future operations. For example, legislation to regulate emissions of greenhouse gases has been introduced in the U.S. Congress, and there has been a wide-ranging policy debate, both nationally and internationally, regarding the impact of these gases and possible means for their regulation. In addition, efforts have been made and continue to be made in the international community toward the adoption of international treaties or protocols that would address global climate change issues, such as the annual United Nations Climate Change Conferences. Also, the EPA has undertaken new efforts to collect information regarding greenhouse gas emissions and their effects. Following a finding by the EPA that certain greenhouse gases represent a danger to human health, the EPA has expanded its regulations relating to those emissions and has adopted rules imposing permitting and reporting obligations. The results of the permitting and reporting requirements could lead to further regulation of these greenhouse gases by the EPA. To date, there has been no significant legislative progress in cap and trade proposals or greenhouse gas emission reductions. The adoption of legislation or regulatory programs to reduce greenhouse gas emissions could also increase the cost of consuming, and thereby reduce demand for, the hydrocarbons that our customers produce. Consequently, such legislation or regulatory programs could have an adverse effect on our financial condition and results of operations. It is too early to determine whether, or in what form, further regulatory action regarding greenhouse gas emissions will be adopted or what specific impact a new regulatory action might have on us or our customers. Generally, the anticipated regulatory actions do not appear to affect us in any material respect that is different, or to any materially greater or lesser extent, than other companies that are our competitors. However, our business and prospects could be adversely affected to the extent laws are enacted or modified or other governmental action is taken that prohibits or restricts our customers’ exploration and production activities or imposes environmental protection requirements that result in increased costs to us or our customers.

Environmental laws may provide for “strict liability” for damages to natural resources or threats to public health and safety, rendering a party liable for environmental damage without regard to negligence or fault on the part of such party. Sanctions for noncompliance may include revocation of permits, corrective action orders, administrative or civil penalties, and criminal prosecution. Some environmental laws and regulations provide for joint and several strict liability for remediation of spills and releases of hazardous substances. In addition, we may be subject to claims alleging personal injury or property damage as a result of alleged exposure to hazardous substances, as well as damage to natural resources. These laws and regulations also may expose us to liability for the conduct of or conditions caused by others, or for our acts that were in compliance with all applicable laws and regulations at the time such acts were performed. Any of these laws and regulations could result in claims, fines or expenditures that could be material to results of operations, financial position and cash flows.

Our failure to implement and comply with our safety program could adversely affect our operating results or financial condition.

Our safety program is a fundamental element of our overall approach to risk management, and the implementation of the safety program is a significant issue in our dealings with our clients. Unsafe job sites and office environments have the potential to increase employee turnover, increase the cost of a project to our clients, expose us to types and levels of risk that are fundamentally unacceptable, and raise our operating costs. The implementation of our safety processes and procedures are monitored by various agencies and rating bureaus, and may be evaluated by certain clients in cases in which safety requirements have been established in our contracts. If we fail to comply with safety regulations or maintain an acceptable level of safety at our facilities we may incur fines, penalties or other liabilities, or may be held criminally liable. We may incur additional costs to upgrade equipment or conduct additional training, or otherwise incur costs in connection with compliance with safety regulations. Failure to maintain safe operations or achieve certain safety performance metrics could disqualify us from doing business with certain customers, particularly major oil companies.

Our products are used in operations that are subject to potential hazards inherent in the oil and gas industry and, as a result, we are exposed to potential liabilities that may affect our financial condition and reputation.

Our products are used in potentially hazardous drilling, completion and production applications in the oil and gas industry where an accident or a failure of a product can potentially have catastrophic consequences. Risks inherent to these applications, such as equipment malfunctions and failures, equipment misuse and defects, explosions, blowouts and uncontrollable flows of oil, natural gas or well fluids and natural disasters, on land or in deep water or shallow-water environments, can cause personal injury, loss of life, suspension of operations, damage to formations, damage to facilities, business interruption and damage to or destruction of property, surface water and drinking water resources, equipment and the environment. In addition, we provide certain services that could cause, contribute to or be implicated in these events. If our products or services fail to meet specifications or are involved in accidents or failures, we could face warranty, contract or other litigation claims, which could expose us to substantial liability for personal injury, wrongful death, property damage, loss of oil and gas production, and pollution and other environmental damages. Our insurance policies may not be adequate to cover all liabilities. Further, insurance may not be generally available in the future or, if available, insurance premiums may make such insurance commercially unjustifiable. Moreover, even if we are successful in defending a claim, it could be time-consuming and costly to defend.

In addition, the frequency and severity of such incidents could affect operating costs, insurability and relationships with customers, employees and regulators. In particular, our customers may elect not to purchase our products or services if they view our safety record as unacceptable, which could cause us to lose customers and substantial revenue. In addition, these risks may be greater for us because we may acquire companies that have not allocated significant resources and management focus to quality, or safety requiring rehabilitative efforts during the integration process. We may incur liabilities for losses associated with these newly acquired companies before we are able to rehabilitate such companies’ quality, safety and environmental programs.

We have identified material weaknesses in our disclosure controls and procedures and internal control over financial reporting. A failure to establish and maintain our internal control over financial reporting could harm our business and financial results.

In connection with the preparation of our annual report on Form 10-K for the year ended December 31, 2015, our management concluded that our internal controls over financial reporting and disclosure controls and procedures were not effective due to certain material weaknesses. Management came to the same conclusion as to our disclosure controls and procedures as of March 31, 2016.

During the course of the assessments, management identified that we have a lack of staffing within our accounting department, in terms of the small number of employees performing our financial and accounting functions, which does not provide the necessary segregation of duties surrounding the cash disbursements process, and a lack of accounting expertise to appropriately apply GAAP for complex and non-routine transactions, which results in a material weakness. To remediate these issues, management has retained the services of additional third party accounting personnel as well as to modify existing disclosure controls and procedures in a manner designed to ensure future compliance. Our management currently believes the additional accounting resources will remediate the weakness with respect to insufficient personnel.

These processes provide reasonable assurance regarding the reliability of financial reporting for external purposes in accordance with accounting principles generally accepted in the United States. Because of their inherent limitations, these processes are not intended to provide absolute assurance that we would prevent or detect a misstatement of our financial statements or fraud. Any failure to maintain an effective system of internal control over financial reporting could limit our ability to report our financial results accurately and timely, or to detect and prevent fraud. Failure to remediate these material weaknesses or additional material weaknesses in internal control over financial reporting could cause a loss of investor confidence and decline in the market price of our stock.

Our information systems may experience an interruption or breach in security.

We rely on our proprietary production management technology which has changed how users connect to our knowledge and other information technology (“IT”) systems to conduct our business. Despite our security and back-up measures, our IT systems are vulnerable to computer viruses, natural disasters and other disruptions or failures. The failure of our IT systems to perform as anticipated for any reason or any significant breach of security could disrupt our business and result in numerous adverse consequences, including reduced effectiveness and efficiency of our operations and those of our customers, inappropriate disclosure of confidential information, increased overhead costs, loss of intellectual property and damage to our reputation, which could have a material adverse effect on our business and results of operations. In addition, we may be required to incur significant costs to prevent or respond to damage caused by these disruptions or security breaches in the future.

Our related party transactions with the Meiers and their affiliated entities may cause conflicts of interests that may adversely affect us.

We have entered into, and may, in the future, enter into various transactions and agreements with the Meiers and their affiliated entities. We believe that the transactions and agreements that we have entered into with the Meiers are on terms that are at least as favorable as could reasonably have been obtained at such time from third parties. However, these relationships could create, or appear to create, potential conflicts of interest when our board of directors is faced with decisions that could have different implications for us and the Meiers or their affiliates. The appearance of conflicts, even if such conflicts do not materialize, might adversely affect the public’s perception of us, as well as our relationship with other companies and our ability to enter into new relationships in the future, which may have a material adverse effect on our ability to do business.

Risks Relating to Our Common Stock

As a smaller reporting company, we are subject to scaled disclosure requirements that may make it more challenging for investors to analyze our results of operations and financial prospects.

Currently, we are a “smaller reporting company,” meaning that our outstanding common stock held by non-affiliates had a market value of less than $75 million as of June 30, 2016. As a “smaller reporting company,” we are able to provide simplified executive compensation disclosures in our filings; are exempt from the provisions of Section 404(b) of the Sarbanes-Oxley Act requiring that independent registered public accounting firms provide an attestation report on the effectiveness of internal control over financial reporting; and have certain other decreased disclosure obligations in our Commission filings, including being required to provide only two years of audited financial statements in annual reports. Consequently, it may be more challenging for investors to analyze our results of operations and financial prospects.

We are an emerging growth company, and any decision on our part to comply only with certain reduced reporting and disclosure requirements applicable to emerging growth companies could make our common stock less attractive to investors.

We are an emerging growth company, and, for as long as we continue to be an emerging growth company, we may choose to take advantage of exemptions from various reporting requirements applicable to other public companies but not to “emerging growth companies,” including, but not limited to, not being required to have our independent registered public accounting firm audit our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We could be an emerging growth company for up to five years following the completion of our initial public offering in May 2014. We will cease to be an emerging growth company upon the earliest of: (a) the end of the fiscal year following the fifth anniversary of our initial public offering, (b) the first fiscal year after our annual gross revenue exceed $1.0 billion, (c) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt securities or (d) the end of any fiscal year in which the market value of our common stock held by non-affiliates exceeded $700 million as of the end of the second quarter of that fiscal year. We cannot predict if investors will find our common stock less attractive if we choose to rely on these exemptions. If some investors find our common stock less attractive as a result of any choices to reduce future disclosure, there may be a less active trading market for our common stock and the price of our common stock may be more volatile.

Under the JOBS Act, emerging growth companies can also delay adopting new or revised accounting standards until such time as those standards apply to private companies. However, we have elected to adopt new or revised accounting standards at such times as applicable to other non-emerging growth public companies.

Furthermore, a material weakness in internal controls may remain undetected for a longer period because of our extended exemption from the auditor attestation requirements under Section 404(b) of Sarbanes-Oxley.

As long as we are controlled by the Meiers, the ability of our stockholders to influence the outcome of matters will be limited.

The Meiers continue to own a substantial portion of our outstanding common stock and serve on our Board of Directors. As long as they have voting control of our company, SDPI will have the ability to take many stockholder actions, including the election or removal of directors, irrespective of the vote of, and without prior notice to, any other stockholder. As a result, the Meiers will have the ability to influence or control all matters affecting us, including:

•	the composition of our board of directors and, through our board of directors, decision-making with respect to our governance and business direction and policies, including the appointment and removal of our officers;
•	any determinations with respect to acquisitions of businesses, mergers or other business combinations and change of control transactions;

•	our acquisition or disposition of assets; and
•	our capital structure.

The market price of our common stock has been and may continue to be volatile.

The trading price of our common stock and the price at which we may sell common stock in the future are subject to large fluctuations in response to any of the following:

•	limited trading volume in our common stock;
•	quarterly variations in operating results;
•	general financial market conditions;
•	the prices of natural gas and oil;
•	announcements by us and our competitors;
•	our liquidity;
•	changes in government regulations;
•	our ability to raise additional funds;
•	our involvement in litigation; and
•	other events.

We do not anticipate paying dividends on our common stock in the near future.

We have not paid any dividends in the past and do not intend to pay cash dividends on our common stock in the foreseeable future. We currently intend to retain any earnings for the future operation and development of our business. In addition, under Utah law, no distribution may be made if, after giving it effect: (a) we would be unable to pay our debts as they come due, or (b) our total assets would be less than our total liabilities. We can provide no assurance that those restrictions will not prevent us from paying a dividend in future periods.

We may issue preferred stock whose terms could adversely affect the voting power or value of our common stock.

Our articles of incorporation authorizes us to issue, without the approval of our shareholders, one or more classes or series of preferred stock having such designations, preferences, limitations and relative rights, including preferences over our common stock respecting dividends and distributions, as our board of directors may determine. The terms of one or more classes or series of preferred stock could adversely impact the voting power or value of our common stock. For example, we might grant holders of preferred stock the right to elect some number of our directors in all events or on the happening of specified events and/or the right to veto specified transactions. Similarly, the repurchase or redemption rights, or liquidation preferences, we might assign to holders of preferred stock could affect the residual value of the common stock.

Certain provisions in our organizational documents could delay or prevent a change in control.

The existence of some provisions in our organizational documents could delay or prevent a change in control of our company, even if that change would be beneficial to our shareholders. Our articles of incorporation and bylaws contain provisions that may make acquiring control of us difficult, including:

•	provisions regulating the ability of our shareholders to nominate directors for election or to bring matters for action at annual meetings of our shareholders;
•	limitations on the ability of our shareholders to call a special meeting and act by written consent; and
•	the authorization given to our board of directors to issue and set the terms of preferred stock.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

The information discussed in this prospectus, our filings with the Commission and our public releases include “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Private Securities Litigation Reform Act of 1995 (the “PSLRA”), or in releases made by the Commission. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of us and our subsidiaries to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. Statements that are not historical fact are forward-looking statements. Forward-looking statements can be identified by, among other things, the use of forward-looking language, such as the words “plan,” “believe,” “expect,” “anticipate,” “intend,” “estimate,” “project,” “may,” “will,” “would,” “could,” “should,” “seeks,” or “scheduled to,” or other similar words, or the negative of these terms or other variations of these terms or comparable language, or by discussion of strategy or intentions. These cautionary statements are being made pursuant to the Securities Act, the Exchange Act and the PSLRA with the intention of obtaining the benefits of the “safe harbor” provisions of such laws.

The forward-looking statements contained in or incorporated by reference into this prospectus are largely based on our expectations, which reflect estimates and assumptions made by our management. These estimates and assumptions reflect our best judgment based on currently known market conditions and other factors. Although we believe such estimates and assumptions to be reasonable, they are inherently uncertain and involve a number of risks and uncertainties that are beyond our control, including:

•	the volatility of oil and natural gas prices;
•	the cyclical nature of the oil and gas industry;
•	availability of financing, flexibility in restructuring existing debt and access to capital markets;
•	consolidation within our customers’ industries;
•	competitive products and pricing pressures;
•	our reliance on significant customers, specifically, Baker Hughes;
•	our limited operating history;
•	fluctuations in our operating results;
•	our dependence on key personnel;
•	costs of raw materials;
•	our dependence on third party suppliers;
•	unforeseen risks in our manufacturing processes;
•	the need for skilled workers;
•	our ability to successfully manage our growth strategy;
•	unanticipated risks associated with, and our ability to integrate, acquisitions;
•	current and potential governmental regulatory actions in the United States and regulatory actions and political unrest in other countries;
•	terrorist threats or acts, war and civil disturbances;
•	our ability to protect our intellectual property;
•	impact of environmental matters, including future environmental regulations;
•	implementing and complying with safety policies;
•	breaches of security in our information systems;

•	related party transactions with our founders; and
•	risks associated with our common stock.

Many of these factors are beyond our ability to control or predict. These factors are not intended to represent a complete list of the general or specific factors that may affect us.

In addition, management’s assumptions about future events may prove to be inaccurate. All readers are cautioned that the forward-looking statements contained in this prospectus and in the documents incorporated by reference into this prospectus are not guarantees of future performance, and we cannot assure any reader that such statements will be realized or that the forward-looking events and circumstances will occur. Actual results may differ materially from those anticipated or implied in the forward-looking statements due to factors described in “Risk Factors” included elsewhere in this prospectus and in the documents that we include in or incorporate by reference into this prospectus, including our Annual Report on Form 10-K for the fiscal year ended December 31, 2015, and our subsequent Commission filings. All forward-looking statements speak only as of the date they are made. We do not intend to update or revise any forward-looking statements as a result of new information, future events or otherwise, except as required by law. These cautionary statements qualify all forward-looking statements attributable to us or persons acting on our behalf.

USE OF PROCEEDS

The estimated net proceeds to be received by us from this offering are expected to be approximately $     after deducting underwriting discounts and commissions and estimated offering expenses. We intend to use the net proceeds from this offering to repay certain indebtedness, including amounts outstanding under the Hard Rock Note, and for general corporate purposes, including working capital.

The Hard Rock Note currently accrues interest at 5.75% per annum and matures and is fully payable on July 15, 2019. Under the current terms of Hard Rock Note, we are required to make the following payments (plus accrued interest): $1,500,000 on July 15, 2016, $500,000 on each of January 15, March 15, May 15 and July 15, 2017, $500,000 on each of January 15, March 15, May 15 and July 15, 2018, and $1,000,000 on each of January 15, March 15, May 15 and July 15, 2019.

Subject to the repayment of certain obligations under the Hard Rock Note, we will retain broad discretion in deciding how to allocate the net proceeds of this offering. The precise amounts and timing of our use of the net proceeds will depend upon market conditions and the availability of other funds, among other factors.

CAPITALIZATION

The following table presents a summary of our cash and cash equivalents and capitalization as of March 31, 2016:

•	on an actual basis; and
•	on an as adjusted basis, giving further effect to the sale of shares of common stock in this offering at an assumed price of $ per share, which is the last reported sales price of our common stock on the NYSE MKT on , 2016, after deducting underwriting discounts and commissions and estimated offering expenses.

You should read the following table in conjunction with our historical financial statements and the related notes thereto incorporated by reference into this prospectus.

	March 31, 2016
	Actual	As Adjusted
	(unaudited)
Cash and Cash Equivalents	$767,023	$
Debt
Current portion of related party debt obligations	781,922
Current portion of long-term debt	4,723,548
Related party debt, less current portion	—
Long-term debt, net, less current portion	13,990,827
Stockholders’ Equity
Common Stock (par value $0.001 per share; 100,000,000 shares authorized); 17,459,605 shares issued and outstanding (actual) and shares issued and outstanding (as adjusted)(1)	17,460
Additional Paid-in Capital	31,636,828
Retained Deficit	(17,464,809)
Total Stockholders’ Equity	14,189,479
Total Capitalization	$34,452,799	$

(1)	As of July 8, 2016, we had 17,466,275 shares of common stock issued and outstanding.

DILUTION

As of March 31, 2016, we had a net tangible book value of $3,775,034 or $0.22 per share. Net tangible book value represents our total tangible assets, less all liabilities, divided by the number of shares of our outstanding common stock. Without taking into account any changes in such net tangible book value after March 31, 2016, other than to give effect to our sale of      shares of common stock offered hereby (based on an assumed offering price of $    ), the pro forma net tangible book value per share at March 31, 2016 would have been $    . This amount represents an immediate increase in net tangible book value of $     per share to our current stockholders and an immediate decrease in net tangible book value of $     per share to new investors purchasing shares in this offering, as illustrated in the following table:

Assumed offering price per share		$
Net tangible book value per share as of March 31, 2016	$
Increase per share attributable to this offering
As adjusted net tangible book value per share after this offering
Net tangible book value dilution per share to new investors in this offering		$

A $1.00 increase (decrease) in the assumed offering price of $     per share would increase (decrease) our as adjusted pro forma net tangible book value by $     million, the as adjusted pro forma net tangible book value per share after the offering by $     per share and the dilution per share to the new investors purchasing our shares in this offering by $    per share, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters’ over-allotment option is exercised in full, the net tangible book value per share after giving effect to the offering would be $     and the dilution in net tangible book value per share to new investors would be $    .

The following table summarizes, as of March 31, 2016, the difference between the number of shares purchased from us, the total cash consideration paid and the average cash price per share paid by our existing stockholders and to be paid by new investors purchasing shares in this offering, before deducting underwriting discounts and commissions and estimated offering expenses:

	Shares Purchased		Total Consideration		Average Price per Share
	Number	Percent	Amount	Percent
Existing stockholders		%	$	%
New investors
Total		%	$	%

A $1.00 increase (decrease) in the assumed offering price of $     per share would increase (decrease) total consideration by new investors by $     million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

DIVIDEND POLICY AND COMMON STOCK PRICE RANGE

Dividend Policy

We have not paid any dividends in the past and do not intend to pay cash dividends on our common stock in the foreseeable future. We currently intend to retain any earnings for the future operation and development of our business. In addition, under Utah law no distribution may be made if, after giving it effect: (a) we would be unable to pay our debts as they come due, or (b) our total assets would be less than our total liabilities. We can provide no assurance that those restrictions will not prevent us from paying a dividend in future periods.

Price Range of Our Common Stock

Our common stock is listed on the NYSE MKT under the symbol “SDPI.” The following table sets forth, for the periods indicated, the range of high and low sales prices since May 23, 2014, which was the first day of trading of our common stock upon completion of our initial public offering.

	Price Range
	High	Low
2016
First Quarter	$2.60	$0.84
Second Quarter	2.25	1.25
Third Quarter (through July 8, 2016)	2.18	1.80
2015
Fourth Quarter	1.55	0.90
Third Quarter	2.80	1.26
Second Quarter	3.82	2.75
First Quarter	4.25	2.76
2014
Fourth Quarter	6.28	3.85
Third Quarter	7.70	5.56
Second Quarter	6.95	4.00
First Quarter	—	—

The reported last sales price for our common stock on the NYSE MKT on July 8, 2016 was $1.85 per share. As of July 8, 2016, there were 17,466,275 shares of common stock outstanding, and our outstanding shares of common stock were held by approximately 28 stockholder accounts of record.

BUSINESS

Nature of Operations

We are a drilling and completion tool technology company. We are a designer and manufacturer of new drill bit and horizontal drill string enhancement tools and an innovative, cutting-edge refurbisher of PDC (polycrystalline diamond compact) drill bits for the oil, natural gas and mining services industry. All of the drilling tools that we rent or sell are manufactured by us. Our customers are engaged in domestic and international exploration and production of oil and natural gas. We were incorporated on December 10, 2013 under the name SD Company, Inc. in order to facilitate (a) the reorganization of the entities that are now our consolidated subsidiaries and (b) the subsequent acquisition of Hard Rock Solutions, LLC. We changed our name from SD Company Inc. to Superior Drilling Products, Inc. on May 22, 2014 in conjunction with closing of that reorganization and our initial public offering which occurred on May 23, 2014.

Overview

We currently have three basic operations:

•	Our PDC drill bit refurbishing and manufacturing service,
•	Our emerging technologies business that manufactures the Drill-N-Ream® well bore conditioning tool and our innovative drill string enhancement tool, the Strider Oscillation system, and
•	Our new product development business that conducts our research and development, and designs our horizontal drill string enhancement tools, other down-hole drilling technologies, and drilling tool manufacturing technologies.

From our headquarters in Vernal, Utah, we operate a technologically advanced PDC drill bit refurbishing facility, as well as a state-of-the-art, high-tech drilling tool engineering design and manufacturing operation. We manufacture our drill string enhancement tools, including the patented Drill-N-Ream® well bore enhancement tool and patent-pending Strider Oscillation system, and conduct our new product research and development from this facility.

Our co-founder, Troy Meier, developed the first commercially-viable process for refurbishing PDC drill bits after a successful 13-year career with a predecessor of our largest client, Baker Hughes. For the past 20 years, we have exclusively provided our PDC drill bit refurbishing services for the Rocky Mountain, California and Alaska regions of Baker Hughes’s substantial oil field operations. In addition, we have expanded our offerings and our customer base by demonstrating our engineering, design and manufacturing expertise of down-hole drilling tools. We continuously work with our customers to develop new products and enhancements to existing products, improve efficiency and safety, and solve complex drilling tool problems.

We employ a senior work force with specialized training and extensive experience related to drill bit refurbishing and tooling manufacturing. They produce our products and services using a suite of highly technical, purpose-built equipment, much of which we design and manufacture for our proprietary use. Our manufacturing equipment and products use advanced technologies that enable us to increase efficiency, enhance product integrity, improve efficiency and safety, and solve complex drilling tool problems.

Oil and Gas Drilling Industry

Overview

Drilling and completion of oil and gas wells are part of the oilfield services group within the energy industry. The drilling industry is often segmented into the North American market and the International market. These markets share common exposure to the same macro environment, but also exhibit unique factors that drive the dynamics of each market.

Oilfield services companies drill the wells for hydrocarbon exploration and production companies. Demand for onshore drilling is a function of the willingness of exploration and production companies to make operating and capital expenditures to explore for, develop and produce hydrocarbons. When oil or natural gas prices increase, exploration and production companies generally increase their capital expenditures, resulting in greater revenue and profits for both drillers and equipment manufacturers. Likewise, as discussed below under “— Trends in the Industry,” significant decreases in the prices of those commodities typically lead exploration and production companies, as we have seen in recent months, to reduce their capital expenditures, which decreases the demand for drilling equipment.

Most oil and gas operators do not own their own rigs and instead rely on specialized rig contractors to provide the rig and the crew. Drilling rig contractors typically provide the rig and the operating crews to exploration and production companies on a day-rate basis. In the U.S., drilling contracts are normally by well or for a short-term period (e.g., 90 days). Internationally, the contracts are normally one to three years. International contracts are longer because the exploration and production company usually owns a larger field and the mobilization costs are prohibitive for anything less than a one-year term.

Drill Bits

Historical.  The first drill bits used in the oil drilling industry were “fish tail” bits that were relatively durable, but very slow. In 1909, Howard Hughes Sr. patented the first two-cone rotary bit. In 1931, two Hughes engineers invented the “Tricone”, a roller cone drill bit with three cones. The Hughes patent for the Tricone bit lasted until 1951, after which other companies made similar bits. By the early 1980s, the PDC fixed cutter drill bit had gained market traction. PDC fixed cutter bits have no rolling cones or other moving parts. Instead they have ridges studded with synthetic black diamond “cutters” or PDCs, and drilling occurs due to shearing the rock as the bit is rotated by the drill string. The vast majority of drilling today is with PDC bits.

Hybrid Drill Bit — Cutting Mechanics.  Today’s modern hybrid drill bit combines the Tricone roller configuration with PDC fixed cutter framework. These hybrid bits provide “rolling torque” management: the dual action cutting structures balance down-hole dynamics for greatly enhanced stability, bit life and drilling efficiency. Baker Hughes is a leader in hybrid bit technology and has utilized our capabilities to grow this business.

Trends in the Industry

Declining Rig Count; Industry Volatility.  Our business is highly dependent upon the vibrancy of the oil and gas drilling operations in the U.S. Worldwide military, political and economic events have contributed to oil and natural gas price volatility and are likely to continue to do so in the future. Beginning in the latter half of 2014 and through early 2016, oil prices dramatically declined in the United States and as a result, the number of operating drill rigs has measurably been reduced. The NYMEX-WTI oil price was as low as $26.19 in February 2016, while the NYMEX-Henry Hub natural gas price was as low as $1.77 per MMBtu in May 2016. The Baker Hughes weekly rotary rig count decreased over 70% from the high of 1,840 as of December 24, 2014 to a historic low of 404 as of May 27, 2016. Both 2015 and the first half of 2016 were very challenging for us as we worked to expand the market share with our Drill-N-Ream® well bore conditioning tool and introduce the Strider Oscillation System against these massive headwinds.

While Baker Hughes is a leading supplier of drill bits to the oil and natural gas exploration and production industry globally, our business with them has decreased measurably due to the drop in drilling activity for that business and has severely impacted our pricing and volume of repairs. We are contracted to serve this customer in the Rocky Mountain region that includes the Bakken shale formation in North Dakota. Because this region is higher cost production, the drill rig count reduction has been more dramatic than the overall North American rig count decline. While the North American rig count has increased from a historic low of 404 in May to 431 as of July 1, 2016, it is unclear if this trend will continue.

Advent of horizontal drilling requires new technologies.  We believe the value of our Drill-N-Ream® and Strider Oscillation System combined with our low market penetration provide us sales opportunities despite current market conditions. Our plan is for tool manufacturing to help offset the decline in our PDC drill bit refurbishment business and our third party manufacturing services business. The oil and gas industry is increasingly using directional (e.g., horizontal) drilling in their exploration and production activities because of measurably improved recovery rates that can be achieved with these methods. With the rise of this type of drilling, traditional drill string tools used for vertical drilling do not necessarily provide the best performance or are not well suited for directional drilling. We believe that with our extensive knowledge and experience in the oilfield industry, we can identify these challenges and design and develop tools that will help our customers with their drilling challenges. Further development of drill string components, such as our Drill-N-Ream® well bore conditioning tool and Strider Oscillation System, will become increasingly important to our business as we continue to grow through both organic expansion and strategic acquisitions.

We believe that our Drill-N-Ream® well bore conditioning tool and Strider Oscillation System are well suited for horizontal drilling activity. In addition, we are developing additional technologies to take advantage of the oil and gas industry’s significant shift to horizontal/directional drilling and its resulting need for new drill string tools and technology.

Our Drill Bit Refurbishment and Manufacturing Business

As the refurbishing industry grew, we had established our arrangement with Baker Hughes, which is an agreement to perform our drill bit refurbishment work exclusively for Baker Hughes’ Rocky Mountain region and points west, including the significant oil-producing states of California and Alaska. Today, we believe that we continue to lead the industry in drill bit repair technology — continually improving repair techniques to improve drill bit performance and efficiency.

Our Drilling Tools

Drill-N-Ream Well Bore Conditioning Tool.  The Drill-N-Ream® is a dual-section reaming tool which is located behind the bottom hole assembly to smooth and slightly enlarge the well drift in the curved and horizontal sections of horizontal wells, in both oil and water-based mud. The Drill-N-Ream® is available in multiple sizes and can be custom manufactured to fit any hole size. The Drill-N-Ream® tool conditions the well bore and allows the drill string to move through a conditioned well bore left by the drill bit with less friction and material stress, extending the horizontal distance that can be drilled during a run and making tripping (removal of the drill string) and the running of casing in the completed well much easier. Each time a drilling operator has to trip the drill string and replace a bit or other drill string component, it costs the operator substantial time and money, so we believe anything that allows each run to extend further is of great value to our customers.

The Drill-N-Ream® tool conditions the well bore tortuosity brought about from the drill bit geo-steering, and from directional drilling overcorrections and formation interactions. As a result, the Drill-N-Ream® extends the horizontal distance of the well bore by (a) smoothing out ledges and doglegs left by the bit, which allows the drill string to move through a conditioned well bore with less friction and stress, (b) reducing tool joint damages and trip time (i.e. the time required to pull up and resend the drill string), and (c) enhancing the power available to drive the drill bit assembly.

In fact, the Drill-N-Ream® tool is specifically designed to reduce drill string stress and downtime, and therefore the cost of drilling a horizontal, directional or vertical well. We believe that the addition of DTI, the exclusive distributor of the Drill-N-Ream® in all but the Rocky Mountain region and continued adoption and use of the Drill-N-Ream® by operators validates its effectiveness and industry acceptance. We expect a continued increase in the use of and revenue from the Drill-N-Ream® over the next several years as more well operators are (a) introduced to the tool by our distributor and (b) reports of its effectiveness are transmitted through word-of-mouth by an increasing user base to other well operators.

Strider Drill String Oscillation System.  The Strider utilizes its unique patent-pending design to reduce drill string friction on horizontal wells, resulting in improved rates of penetration and cost savings. Its revolutionary engineering provides a cost-effective alternative to conventional downhole vibration tools. Strider is designed to help dissipate the inertial drag of a horizontal drill string by generating rhythmic pulses that break the frictional connection between the drill string and well bore, greatly enhancing drilling rates.

The Strider Oscillation System is composed of two main parts, a hydraulic channeling chamber and a rhythmic pulsation chamber. The rhythmic pulsation chamber contains a precisely engineered, high speed pulse-valve that systematically restricts flow area. During flow restriction, or “closure”, the ideal amount of fluid is allowed to continue down hole. This perfectly controlled hydraulic flow produces an optimal pulse frequency of three thrusts per second, which is preferred for bottom hole assembly equipment. The low frequency also allows for placement of the Strider Oscillation System closer to the bit than typical oscillation tools.

We believe that our Strider Oscillation System is at the forefront of drill string tool technological development for horizontal and directional drilling. We believe our technology in the drill string stimulation tool offers significant advantages over our competitors and we believe our Strider Oscillation System will be rapidly accepted in the drilling market.

In January 2016, we entered into an agreement with Baker Hughes to supply the Strider Oscillation System and related services to Baker Hughes. Tool shipments associated with the agreement are expected to begin in the second half of 2016. New sizes of the Strider are in development to meet the changing needs of the market, specifically the concentration of drilling in the lower-cost Permian basin. The agreement has no set expiration date or minimum shipment requirement. It will remain in force until it is canceled by either us or Baker Hughes, as stipulated in the agreement.

V-Stream advanced conditioning system (“V-Stream”).  The V-Stream tool is an integral spiral blade stabilizer and is engineered to combine stabilization with reaming. A cavity or plenum in the middle of the blades facilities enhanced fluid flow for cuttings transport and reduces torque when compared with typical stabilizers of similar overall blade length. Non-active cutters at gauge enable the V-Stream to remove formation and condition the hole while controlling deviation. With these unique features, the V-Stream will stabilize the bottom hole assembly and condition the hole simultaneously to optimize the drilling operations.

Dedicated Reamer Stinger (“DR Stinger”).  DR Stinger is designed to optimize dedicated reamer operations. DR Stinger utilizes our fully-patented Drill-N-Ream® well bore conditioning tool technology with its dual stage eccentric reamers which conditions well bores by increasing well bore drift. The two reamer stages spaced approximately five feet apart act in unison to force each other into the formation while efficiently reducing ledges, doglegs, and well bore tortuosity. With DR Stinger, a tapered stinger is placed just below the Drill-N-Ream tool at the end of the drill string. The DR Stinger eliminates any bit costs during the reamer operation as it is run without a bit, offering a much better indication of hole conditions. Floats are included in the DR Stinger, as well as an anti-plug port system with both of these features eliminating any plugging of the drill string. With no bit on the DR Stringer, the drill string will find and keep well bore center preventing unplanned side tracks.

New Product Development and Intellectual Property

Our sales and earnings are influenced by our ability to successfully provide the high-level service that our customers demand, which is also dependent on our ability to develop new processes, technology, and products. We dedicate resources toward the development of new technology and equipment to enhance the effectiveness, safety, and efficiency of the products and services we provide. During 2015, research and development costs were approximately $1.2 million. For 2016, we expect that research and development will decrease due to our focus on increasing revenue from our existing commercial products and cost cutting measures from the slowdown of the oil and gas industry.

Although we highly value our proprietary products and technology, we also depend on our technological capabilities, customer service-oriented culture, and application of our know-how to distinguish ourselves from our competitors. We also consider the services we provide to our customers, and the technical knowledge and skill of our personnel, to be more important than our registered intellectual property in our ability to compete. While we stress the importance of our research and development programs, the technical challenges and market uncertainties associated with the development and successful introduction of new and updated products are such that we cannot assure investors that we will realize any particular amount of future revenue from the services and related products resulting from our research and development programs.

Suppliers and Raw Materials

We acquire supplies, component parts, products and raw materials from suppliers, including steel suppliers, foundries, forge shops and original equipment manufacturers. The prices we pay for our raw materials may be affected by, among other things, energy, industrial diamond, steel and other commodity prices, tariffs and duties on imported materials and foreign currency exchange rates. Certain of our component parts, products or specific raw materials are only available from a limited number of suppliers.

Our ability to obtain suitable quality raw materials and components, such as PDC’s, steel and flux, solder and heating elements, is critical to our ability to remanufacture Baker Hughes drill bits, and to manufacture the Drill-N-Ream® and Strider Oscillation System and other future drill line products. In order to purchase raw materials and components in timely and cost effective manner, we have developed both domestic and international sourcing connections and arrangements. We maintain quality assurance and testing programs to analyze and test these raw materials and components in order to assure their compliance with our rigorous specifications and standards. We generally try to purchase our raw materials from multiple suppliers so we are not dependent on any one supplier, but this is not always possible.

Because Baker Hughes pays the cost of direct materials and supplies used in our drill bit refurbishing process, cost increases are not as critical as short-term financial components for that line of business. However, the price and availability of commodities and components, in particular steel, can have an impact on our operations. We have no assurance that we will be able to continue to purchase these raw materials on a timely basis or at historical prices.

Proprietary Rights

We rely primarily on a combination of patent, trade secret, copyright and trademark laws, confidentiality procedures, and other intellectual property protection methods to protect our proprietary technology. Mr. Meier currently has U.S. patent applications pending, and related international patent applications pending as co-inventor, and individually with respect to the Strider and other pending horizontal drilling tools. There is no assurance that our patent applications will result in issued patents, that the existing patents or that any future patents issued to us will provide any competitive advantages for their products or technology, or that, if challenged, the patents issued to us will be held valid and enforceable. Despite our precautions, unauthorized parties may attempt to copy aspects of our products or obtain and use information that we regard as proprietary. Existing intellectual property laws afford only limited protection and policing violations of such laws is difficult. The laws of certain countries in which our products are or may be used by our customers do not protect our products and intellectual property rights to the same extent as do the laws of the United States. There is no assurance that these protections will be adequate or that our competitors will not independently develop similar technology, gain access to our trade secrets or other proprietary information, or design around our patents.

We may be required to enter into costly litigation to enforce our intellectual property rights or to defend infringement claims by others. Such infringement claims could require us to license the intellectual property rights of third parties. There is no assurance that such licenses would be available on reasonable terms, or at all.

Marketing and Sales

We do not engage in any marketing or sales efforts for our PDC drill bit refurbishing in the oil and gas industry because we are under an exclusive contract with Baker Hughes for those services.

For the Drill-N-Ream® and Strider Oscillation System, we have been transitioning from a rental tool company to a developer and manufacturer of drilling tools using distributors and oil field service companies as channels to market. In this process we have been reducing the size of our sales force and eliminating stocking points and associated costs. Our agreements with Baker Hughes and DTI for the Strider and Drill-N-Ream®, respectively, have driven the change in our business model.

Our Strider Oscillation System agreement with Baker Hughes exhibits the prospective acceptance in the market for this tool. The Strider Oscillation System has been deployed in North Dakota’s Bakken oil field, Oklahoma and Wyoming. The goal is to expand to other surrounding states in the near future.

Growth Strategies

We intend to pursue the following growth strategies as we seek to expand our market share and solidify our position as a competitive drilling tool manufacturer in the drilling industry:

Leverage highly advanced tool technologies.  We currently have two differentiated advanced drilling tool technologies that address challenges encountered in the oil and gas drilling marketplace.

•	The Strider Oscillation System is a patent-pending drill string oscillation tool that minimizes drill string friction thereby improving weight on bit for directional drilling. Its technological advancements, including a two-part design, enable the Strider to be placed closer to the drill bit than other oscillation tools.
•	The Drill-N-Ream® is a well bore conditioning tool with a unique design that provides a cleaner well bore with fewer ledges and a wider drift, while eliminating the need for a dedicated reaming run. As a result, our end users experience fewer drill string tool failures and reduce the number of drilling days per well.

Expand our channels to market.  We have strategically shifted from creating a rental tool business to leveraging existing distribution channels in the exploration and production industry. We recently entered into an agreement with DTI, establishing DTI as the exclusive distributor of our patented Drill-N-Ream® well bore conditioning system in North American onshore and offshore markets, excluding the Rocky Mountain region. As a result of this agreement, we believe our technology will penetrate the market more efficiently as DTI already has developed long-term relationships with end users.

Continue to enhance our Baker Hughes relationship.  For the past 20 years, we have exclusively provided our PDC drill bit refurbishing services for the Rocky Mountain, California and Alaska regions of Baker Hughes’s substantial oilfield operations. While Baker Hughes continues to use us for its drill bit refurbishment in the Rocky Mountain region, we have also leveraged our longtime relationship to increase our market penetration. In 2016, we added our Strider Oscillation System rental tool agreement to our drill bit refurbishing business with Baker Hughes. Their sales force will now offer the Strider to provide a complete offering to their customers. We will continue to develop our long-time relationship with Baker Hughes and look for other ways to partner with them.

Strengthen and support our employees.  Our experienced employees and management team are some of our most valuable resources. Attracting, training, and retaining key personnel, has been and will continue to be critical to our success. To achieve our goals, we intend to remain focused on providing our employees with training, personal and professional growth opportunities, as well as adding performance-based incentives, including opportunities for stock ownership, and other competitive benefits. We are also working with the local university and high school to develop and teach local programs in machining and engineering expertise and technical resources.

Seek strategic acquisitions to enhance or expand our product lines.  While capital constraints are currently requiring us to focus on organic growth, we are continually looking to find new technologies to add to our arsenal of tools for the exploration and production industry. In analyzing new acquisitions, we intend to pursue opportunities that complement our existing product line and/or that are geographically situated within territories served by our current and future sales force. We believe that strategic acquisitions will enable us to exploit economies of scale in the areas of finance, human resources, marketing, administration, information technology, and legal, while also providing cross-marketing opportunities among our drill tool product offerings.

Competitive Strengths

We believe that we differentiate ourselves from our competitors because of the technological advantages of our proprietary tools, the quality and reliability of our products, our responsive service, and our manufacturing flexibility to rapidly respond with products that meet the most demanding needs of our customers.

Cutting-edge manufacturing capability and proprietary technologies.  We have created and designed a cutting-edge machining facility with custom features. We recruited and hired a high level, cross-industry machining team to design and manufacture our products using a suite of highly technical, computer controlled, purpose-built equipment, much of which we design and manufacture for our proprietary use. Most of our manufacturing equipment and products now use advanced technologies that enable us to increase efficiency, enhance the integrity of precision drill bit and drill string tools that we manufacture and improve safety.

Industry-recognized expertise and innovation.  We believe that we have developed a strong reputation for producing quality products and services based upon our industry-recognized depth of experience, ability to attract and retain quality employees, and innovative processes and applications. We believe that a number of the drill bit refurbishing processes and technologies that we developed have raised industry standards.

Experienced management team with proven track record.  Our executive officers and senior operational managers have extensive experience both with us and in the oilfield service industry generally. Our chief executive officer and co-founder, Troy Meier, has a 33-year relationship with Baker Hughes, providing innovative ideas to support Baker Hughes in maintaining their leadership role in the drill bit industry. Meier family entities continue to own the majority of our outstanding stock which we believe aligns their interests with the interests of our public investors.

Competition

Drill Bit Refurbishing.  The primary competitors for our drill bit refurbishing services are the in-house units at Hughes Christensen, the division of Baker Hughes responsible for drill bits. Other drill bit manufacturers also have in-house refurbishing units, but they are not our competitors because of our exclusive contract with Baker Hughes.

Drilling Enhancement Tools.  The primary competitors for our Drill-N-Ream® tool are several single-section reaming tool manufacturers, including Baker Oil Tools (a division of Baker Hughes), National Oilwell Varco, and Schlumberger. We believe that the Drill-N-Ream® tool is the only patented dual-section or dual cutting structure drill string reamer on the market today. We believe that distinction will allow us to continue building on the Drill-N-Ream® tool’s first-mover advantage.

We believe that our Strider Oscillation System is at the forefront of drill string tool technological development for horizontal drilling. There are existing tools that would compete with the drill string stimulation tool, such as the Agitator tool marketed by National Oilwell Varco. However, we believe our technology in the drill string stimulation tool offers significant advantages over the Agitator and we believe our Strider tool will be rapidly accepted in the drilling market.

Customers

Distributor/Agent Relationships and Customer Diversification.  With the expansion of our tool offerings, we have increased our customer base as well as our channels to market. In January 2016, we established an agreement with Baker Hughes to be a market channel partner for new customers of our Strider Oscillation System. We recently added a new channel partner with DTI which has exclusive rights to market the Drill-N-Ream® throughout the U.S. excluding the Rocky Mountain region, where we directly sell and rent the Drill-N-Ream®. By increasing our drilling technologies, both renting and selling products to customers and adding new channels to markets, we have diversified our customer base and sources of revenue. Our manufacturing technologies operations also provide us diversification opportunities as we can design and manufacture to customer specifications new technologies under development.

Drill Bit Refurbishing.  Our sole customer for our drill bit refurbishing services is Hughes Christensen, the division of Baker Hughes responsible for drill bits, under our exclusive long-term contract with them. We work directly with their field engineers, manufacturing and marketing representatives to develop new products and enhancements, improve efficiency and safety, and solve complex drilling tool problems.

Drill String Tools.  Exploration and production operators, other oil field services companies and distributors are demanding key technologies, such as advanced directional drilling and more complex completion systems in order to reduce costs and resource requirements and improve production efficiencies. We believe that there will be significant opportunities to bring new products and equipment to market, such as our Drill-N-Ream® and Strider tools that were designed and engineered with these new challenges in mind.

Seasonality

A substantial portion of our business is not significantly impacted by changing seasons. A small portion of the revenue we generate from selected operations may benefit from higher first quarter activity levels, as operators take advantage of the winter freeze to gain access to remote drilling and production areas. In the past, some of our revenue in Alaska has declined during the second quarter due to warming weather conditions that resulted in thawing, softer ground, difficulty accessing drill sites and road bans that curtailed drilling activity.

Environmental, Health and Safety Regulation

Our operations are subject to numerous stringent and complex laws and regulations governing the discharge of materials into the environment, health and safety aspects of our operations, or otherwise relating to human health and environmental protection, and we have put a strong focus on these issues.

We designed and built our Vernal facility as a fully-contained business park, except for the city sewer connection. Underlying our entire facility, including parking lots and runoff storage areas, is a complete capture and containment field that collects all building drainage and ground run off in isolated tanks. Captured drainage and runoff, as well as all hazardous waste generated in our manufacturing processes is regularly removed from our facility by a certified hazardous waste disposal company. However, the trend in environmental regulation has been to impose increasingly stringent restrictions and limitations on activities that may impact the environment, and thus, any changes in environmental laws and regulations or in enforcement policies that result in more stringent and costly waste handling, storage, transport, disposal, or remediation requirements could have a material adverse effect on our operations and financial position. Moreover, accidental releases or spills of regulated substances may occur in the course of our operations, and we cannot assure you that we will not incur significant costs and liabilities as a result of such releases or spills, including any third-party claims for damage to property, natural resources or persons. Failure to comply with these laws or regulations or to obtain or comply with permits may result in the assessment of administrative, civil and criminal penalties, imposition of remedial or corrective action requirements, and the imposition of orders or injunctions to prohibit or restrict certain activities or force future compliance.

The following is a summary of the more significant existing environmental, health and safety laws and regulations to which our business operations are subject and for which compliance could have a material adverse impact on our capital expenditures, results of operations or financial position.

Hazardous Substances and Waste.  The Resource Conservation and Recovery Act (“RCRA”) and comparable state statutes, regulate the generation, transportation, treatment, storage, disposal and cleanup of hazardous and non-hazardous wastes. Under the auspices of the EPA, the individual states administer some or all of the provisions of RCRA, sometimes in conjunction with their own, more stringent requirements. We are required to manage the transportation, storage and disposal of hazardous and non-hazardous wastes in compliance with RCRA.

The Comprehensive Environmental Response, Compensation, and Liability Act (“CERCLA”), also known as the Superfund law, imposes joint and several liability, without regard to fault or legality of conduct, on classes of persons who are considered to be responsible for the release of a hazardous substance into the environment. These persons include the owner or operator of the site where the release occurred, and anyone who disposed or arranged for the disposal of a hazardous substance released at the site. We currently own, lease, or operate numerous properties that have been used for manufacturing and other operations for many years. We also contract with waste removal services and landfills. These properties and the substances disposed or released on them may be subject to CERCLA, RCRA and analogous state laws. Under such laws, we could be required to remove previously disposed substances and wastes, remediate contaminated property, or perform remedial operations to prevent future contamination. In addition, it is not uncommon for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by hazardous substances released into the environment.

Water Discharges.  The Federal Water Pollution Control Act (the “Clean Water Act”) and analogous state laws impose restrictions and strict controls with respect to the discharge of pollutants, including spills and leaks of oil and other substances, into waters of the United States. The discharge of pollutants into regulated waters is prohibited, except in accordance with the terms of a permit issued by the EPA or an analogous state agency. A responsible party includes the owner or operator of a facility from which a discharge occurs. The Clean Water Act and analogous state laws provide for administrative, civil and criminal penalties for unauthorized discharges and, together with the Oil Pollution Act of 1990, impose rigorous requirements for spill prevention and response planning, as well as substantial potential liability for the costs of removal, remediation, and damages in connection with any unauthorized discharges.

Employee Health and Safety.  We are subject to a number of federal and state laws and regulations, including OSHA and comparable state statutes, establishing requirements to protect the health and safety of workers. In addition, the OSHA hazard communication standard, the EPA community right-to-know regulations under Title III of the federal Superfund Amendment and Reauthorization Act and comparable state statutes require that information be maintained concerning hazardous materials used or produced in our operations and that this information be provided to employees, state and local government authorities and the public. Substantial fines and penalties can be imposed and orders or injunctions limiting or prohibiting certain operations may be issued in connection with any failure to comply with laws and regulations relating to worker health and safety.

There is no assurance that any present or future noncompliance with Environmental Laws will not have a material adverse effect on our results of operations or financial condition. See “Risk Factors.”

Insurance and Risk Management

We maintain insurance coverage of types and amounts that we believe to be customary and reasonable for companies of our size and with similar operations. In accordance with industry practice, however, we do not maintain insurance coverage against all of the operating risks to which our business is exposed. Therefore, there is a risk our insurance program may not be sufficient to cover any particular loss or all losses.

Currently, our insurance program includes, among other things, general liability, umbrella liability, sudden and accidental pollution, personal property, vehicle, workers’ compensation, directors and officers and employer’s liability coverage. Our insurance includes various limits and deductibles or retentions, which must be met prior to or in conjunction with recovery.

Employees

As of June 30, 2016, we had 46 full-time employees compared, down from 66 as of December 31, 2015. As a result of our strategic shift from building out a rental tool business to leveraging existing distribution channels in the exploration and production industry, we have required fewer full-time employees for our business. We generally have been able to locate and engage highly qualified employees as needed. None of our employees are covered by an ongoing collective bargaining agreement, and we have experienced no work stoppages. We consider our employee relations to be good.

UNDERWRITING

Roth Capital Partners, LLC is acting as representative of the Underwriters. We and the underwriters named below (the “Underwriters”), have entered into an underwriting agreement with respect to the shares of common stock being offered. In connection with this offering and subject to certain terms and conditions, each of the Underwriters named below has severally agreed to purchase, and we have agreed to sell the number of shares of common stock set forth opposite the name of each Underwriter.

Underwriter	Number of Shares of Common Stock
Roth Capital Partners, LLC

Total

The underwriting agreement provides that the Underwriters are obligated to purchase all of the shares of common stock offered by this prospectus, other than those covered by the over-allotment option, if any shares of common stock are purchased. The Underwriters are offering the shares of common stock when, as and if issued to and accepted by them, subject to a number of conditions. These conditions include, among other things, the requirements that no stop order suspending the effectiveness of the registration statement be in effect and that no proceedings for this purpose have been initiated or threatened by the Securities and Exchange Commission.

The Underwriters have advised us that they propose to offer our shares of common stock to the public at the offering price set forth on the cover page of this prospectus and to selected dealers at that price less a concession of not more than $     per share. The Underwriters and selected dealers may reallow a concession to other dealers, including the Underwriters, of not more than $     per share. After completion of the public offering of the shares of common stock, the offering price, the concessions to selected dealers and the reallowance to their dealers may be changed by the Underwriters.

The Underwriters have informed us that they do not expect to confirm sales of our shares of common stock offered by this prospectus to any accounts over which they exercise discretionary authority.

We have been advised by the Underwriters that they intend to make a market in our securities but that they are not obligated to do so and may discontinue making a market at any time without notice.

In connection with the offering, the Underwriters or certain of the securities dealers may distribute prospectuses electronically.

Over-allotment Option

Pursuant to the underwriting agreement, we have granted the Underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an additional      shares of common stock, on the same terms as the other shares of common stock being purchased by the Underwriters from us. The Underwriters may exercise the option solely to cover over-allotments, if any, in the sale of the shares of common stock that the Underwriters have agreed to purchase. If the over-allotment option is exercised in full, the total public offering price, underwriting discount and proceeds to us before offering expenses will be $    , $     and $    , respectively, assuming a price per share of $    , which is the midpoint of the range set forth on the cover of this prospectus.

Stabilization

The rules of the Commission generally prohibit the Underwriters from trading in our securities on the open market during this offering. However, the Underwriters are allowed to engage in some open market transactions and other activities during this offering that may cause the market price of our securities to be above or below that which would otherwise prevail in the open market. These activities may include stabilization, short sales and over-allotments, syndicate covering transactions and penalty bids.

•	Stabilizing transactions consist of bids or purchases made by the Underwriters for the purpose of preventing or slowing a decline in the market price of our securities while this offering is in progress.

•	Short sales and over-allotments occur when the Underwriters sell more of our shares of common stock than they purchase from us in this offering. To cover the resulting short position, the Underwriters may exercise the over-allotment option described above or may engage in syndicate covering transactions. There is no contractual limit on the size of any syndicate covering transaction. The Underwriters will make available a prospectus in connection with any such short sales. Purchasers of shares sold short by the Underwriters are entitled to the same remedies under the federal securities laws as any other purchaser of shares covered by the registration statement.
•	Syndicate covering transactions are bids for or purchases of our securities on the open market by the Underwriters in order to reduce a short position incurred by the Underwriters.
•	Penalty bids permit the Underwriters to reclaim a selling concession from a syndicate member when the shares of common stock originally sold by the syndicate member are purchased in a syndicate covering transaction to cover syndicate short positions.

If the Underwriters commence these activities, they may discontinue them at any time without notice. The Underwriters will carry out any such transactions on the NYSE MKT.

Indemnification

We have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act and liabilities arising from breaches of representations and warranties contained in the underwriting agreement, or to contribute to payments that the Underwriters may be required to make in respect of those liabilities.

Underwriters’ Compensation

We have agreed to sell the shares of common stock to the Underwriters at the initial offering price of $     per share, which represents the offering price of the shares of common stock set forth on the cover page of this prospectus less the 7% underwriting discount.

We have also agreed to reimburse the Underwriters for certain out-of-pocket expenses incurred by them, including fees and disbursements of their counsel up to $50,000, with respect to this offering.

We estimate that expenses payable by us in connection with the offering of our common stock, other than the underwriting discounts and commissions and the counsel fees and disbursement reimbursement provisions referred to above, will be approximately $    .

The following table summarizes the underwriting discount we will pay to the Underwriters. These amounts are shown assuming both no exercise and full exercise of the Underwriters’ over-allotment option and assume a price per share of $    , which is the midpoint of the range forth on the cover of this prospectus.

	Per Share	Total without Over-Allotment Option	Total with Over-Allotment Option
Total underwriting discount to be paid by us	$	$	$

Lock-Up Agreements

Our executive officers, directors and certain of our stockholders, which represent in the aggregate approximately     % of our currently outstanding shares of common stock, have agreed to a 90-day “lock-up” from the effective date of this prospectus of shares of common stock that they beneficially own, including the issuance of common stock upon the exercise of currently outstanding convertible securities and options and options which may be issued. This means that, for a period of 90 days following the effective date of this prospectus, such persons may not offer, sell, pledge or otherwise dispose of these securities without the prior written consent of the representative of the Underwriters. The lock-up period described in the preceding paragraph will be extended if we cease to be an “emerging growth company” at any time prior to the expiration of the lock-up period and if (1) during the last 17 days of the lock-up period we issue an earnings release or material news or a material event relating to us occurs or (2) prior to the expiration of the lock-up period we announce that we will release earnings results during the 16-day period beginning on the last day of the lock-up period, in which case the lock-up period will be extended until the expiration of the 18-day period beginning on the date of issuance of the earnings release or the occurrence of the material news or material event.

The Underwriters have no present intention to waive or shorten the lock-up period; however, the terms of the lock-up agreements may be waived at its discretion. In determining whether to waive the terms of the lockup agreements, the Underwriters may base their decision on its assessment of the relative strengths of the securities markets and companies similar to ours in general, and the trading pattern of, and demand for, our securities in general.

In addition, the underwriting agreement provides that we will not, for a period of 180 days following the effective date of this prospectus, offer, sell or distribute any of our securities, without the prior written consent of the representative of the Underwriters.

Limited Public Market

Prior to this offering, there has been a limited public market for our common stock. The public offering price of the shares of common stock offered by this prospectus has been determined by negotiation between us and the Underwriters. The offering price stated on the cover page of this prospectus should not be considered an indication of the actual value of the shares of common stock. We offer no assurances that the offering price will correspond to the price at which our common stock will trade in the public market subsequent to this offering or that an active trading market for our common stock will develop or continue after this offering.

Listing

Our common stock is listed on the NYSE MKT under the symbol “SDPI.”

Electronic Distribution

A prospectus in electronic format may be made available on websites or through other online services maintained by the Underwriters of this offering, or by their affiliates. Other than the prospectus in electronic format, the information on an Underwriters’ website and any information contained in any other website maintained by an Underwriter is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or the Underwriters in their capacity as Underwriters, and should not be relied upon by investors.

Other Relationships

The Underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions.

Notice to Investors in the United Kingdom

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of any securities which are the subject of the offering contemplated by this prospectus and the related prospectus may not be made in that Relevant Member State except that an offer to the public in that Relevant Member State of any such securities may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c) by the underwriter to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive); or

(d) in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of these securities shall result in a requirement for the publication by the issuer or the underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any of the securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any such securities to be offered so as to enable an investor to decide to purchase any such securities, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression” Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Each underwriter has represented, warranted and agreed that:

(a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 (the FSMA)) received by it in connection with the issue or sale of any of the securities in circumstances in which section 21(1) of the FSMA does not apply to the issuer; and

(b) it has complied with and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the securities in, from or otherwise involving the United Kingdom.

European Economic Area

In particular, this document does not constitute an approved prospectus in accordance with European Commission’s Regulation on Prospectuses no. 809/2004 and no such prospectus is to be prepared and approved in connection with this offering. Accordingly, in relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (being the Directive of the European Parliament and of the Council 2003/71/EC and including any relevant implementing measure in each Relevant Member State) (each, a Relevant Member State), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) an offer of securities to the public may not be made in that Relevant Member State prior to the publication of a prospectus in relation to such securities which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of securities to the public in that Relevant Member State at any time:

•	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;
•	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000; and (3) an annual net turnover of more than €50,000,000, as shown in the last annual or consolidated accounts; or
•	in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of securities to the public” in relation to any of the securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State. For these purposes the shares offered hereby are “securities.”

LEGAL MATTERS

Certain legal matters in connection with the securities offered hereby will be passed on for us by Porter Hedges LLP, Houston, Texas, and Snell & Wilmer L.L.P., Salt Lake City, Utah. Certain legal matters with respect to this offering will be passed upon for the underwriters by Dickinson Wright PLLC, Troy, Michigan.

EXPERTS

The following financial statements incorporated by reference in this prospectus and the related registration statement have been audited by Hein & Associates LLP, an independent registered public accounting firm, as stated in their reports incorporated herein by reference, and have been incorporated in reliance upon such reports and upon the authority of such firm as experts in accounting and auditing:

•	Financial statements of Superior Drilling Products, Inc. as of December 31, 2015, 2014 and 2013;
•	Combined and consolidated financial statements of Superior Drilling Products, et al. as of and for each of the years ended December 31, 2013 and 2012; and
•	Financial statements of Hard Rock Solutions, Inc. as of and for each of the years ended December 31, 2013 and 2012.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the informational requirements of the Exchange Act and, file reports, proxy statements and other information with the Commission as required by the Exchange Act. These reports, proxy statements and other information can be inspected and copied at the Commission’s Public Reference room at 100 F Street, N.E., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330. In addition, the Commission maintains an Internet site at www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the Commission.

We have filed a registration statement with the Commission on Form S-1 (including any amendments thereto, known as the registration statement) under the Securities Act with respect to the securities offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. You may refer to the registration statement and the exhibits and schedules thereto for more information about the offered securities and us. Statements made in this prospectus regarding the contents of any contract or document filed as an exhibit to the registration statement are not necessarily complete and, in each instance, reference is hereby made to the copy of such contract or document so filed. Each such statement is qualified in its entirety by such reference.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The following documents, which have previously been filed by us with the Commission under the Exchange Act, are incorporated herein by reference:

•	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2015, filed with the Commission on March 31, 2016 (File No. 001-36453); Amendment No. 1 to our Annual Report on Form 10-K/A for the fiscal year ended December 31, 2015, filed with the Commission on April 29, 2016 (File No. 001-36453);
•	Our Quarterly Report on Form 10-Q for the period ended March 31, 2016, filed with the Commission on May 16, 2016 (File No. 001-36453);
•	A description of our capital stock contained in our Form 8-A filed with the Commission on May 12, 2014 (File No. 001-36453); and
•	Our Current Reports on Form 8-K, filed with the Commission on January 29, 2016, February 5, 2016, March 10, 2016, March 14, 2016, March 30, 2016, May 13, 2016 and May 17, 2016 (File No. 001-36453) (excluding any information furnished pursuant to Item 2.02 or Item 7.01 of any such Current Report on Form 8-K).

All documents filed by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (excluding any information furnished pursuant to Item 2.02 or Item 7.01 on any current report on Form 8-K and any corresponding information furnished under Item 9.01 or included as an exhibit) prior to the termination of each offering under this prospectus shall be deemed to be incorporated in this prospectus by reference and to be a part hereof from the date of filing of such documents. Any statement contained herein, or in a document incorporated or deemed to be incorporated by reference herein, shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

This prospectus incorporates documents by reference that are not delivered with the prospectus. Copies of these documents, other than the exhibits to the documents (unless such exhibits are specifically incorporated by reference in such documents), are available upon written or oral request, at no charge, from us. Requests for such copies should be directed to Superior Drilling Products, Inc., 1583 South 1700 East, Vernal, Utah 84078, Attention: Chief Financial Officer, telephone number: (435) 789-0594. We maintain a website at www.sdpi.com. The reports incorporated herein by reference may also be accessed through our website at http://www.sdpi.com/SECFilings. Information on our website or any other website is not incorporated by reference into this prospectus and does not constitute part of this prospectus.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

The following table sets forth the various expenses, all of which will be borne by us, in connection with the sale and distribution of the securities being registered, other than the underwriting discounts and commissions. All amounts shown are estimates except for the Securities and Exchange Commission registration fee.

Securities and Exchange Commission registration fee	$580
Accounting fees and expenses	$25,000
Legal fees and expenses	$95,000
Printing and engraving expenses	$10,000
Miscellaneous	$4,420
Total	$135,000

Item 15. Indemnification of Directors and Officers.

The Company’s Articles of Incorporation provide that to the fullest extent permitted by the Company’s bylaws (the “Bylaws”) or the Utah Revised Business Corporation Act (the “Act”), or any other applicable law, as either may be amended, a director shall have no liability to the Company or its shareholders for monetary damages for conduct, any action taken, or any failure to take any action as a director. As permitted by the Act, directors will not be personally liable to the Company or the Company’s shareholders for monetary damages for any action taken or any failure to take action as a director except liability for (a) the amount of a financial benefit received by a director to which he’s not entitled; (b) an intentional infliction of harm on the Company or its shareholders; (c) an unlawful distribution in violation of Section 16-10a-842 of the Act; or (d) an intentional violation of criminal law.

These limitations of liability do not alter director liability under the federal securities laws and do not affect the availability of equitable remedies, such as an injunction or rescission.

In addition, the Bylaws provide that:

•	the Company will indemnify its directors to the fullest extent permitted by the Act, including advancing expenses in connection with legal proceedings, subject to limited exceptions; and
•	the Company may, to the extent permitted by the Act, by action of its board of directors, agree to indemnify officers, employees and other agents of the Company and may advance expenses to such persons.

The Company has entered into indemnification agreements with each of the Company’s executive officers and directors. These agreements provide that, subject to limited exceptions and among other things, the Company will indemnify each of its executive officers and directors to the fullest extent permitted by law and advance expenses to each indemnity in connection with any proceeding in which a right to indemnification is available.

The Company maintains general liability insurance that covers certain liabilities of its directors and officers arising out of claims based on acts or omissions in their capacities as directors or officers, including liabilities under the Securities Act. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, or persons who control the Company, the Company has been informed that, in the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

These provisions may discourage shareholders from bringing a lawsuit against the Company’s directors for breach of their fiduciary duty, or may have the practical effect in some cases of eliminating the Company’s shareholders’ ability to collect monetary damages from its directors and officers. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit the Company and its shareholders. Furthermore, a shareholder’s investment may be adversely affected to the extent the Company pays the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

Item 16. Exhibits.

Exhibit No.	Description of Exhibit
1.1*	Form of Underwriting Agreement.
3.1	Articles of Incorporation of the Registrant (incorporated by reference to Exhibit 3.1 to the Registrant’s Registration Statement on Form S-1 (Registration No. 333-195085) filed with the SEC on April 7, 2014).
3.2	Articles of Amendment to Articles of Incorporation of the Registrant (incorporated by reference to Exhibit 3.5 to Amendment No. 2 to the Registrant’s Registration Statement on Form S-1 (Registration No. 333-195085) filed with the SEC on May 6, 2014).
3.3	Second Amended and Restated Bylaws of the Registrant (incorporated by reference to Exhibit 3.1 to the Registrant’s Current Report on Form 8-K filed on December 7, 2015).
4.1	Specimen Stock Certificate (incorporated by reference to Exhibit 4.1 to the Registrant’s Registration Statement on Form S-1 (Registration No. 333-195085) filed with the SEC on April 7, 2014).
5.1**	Form of Opinion of Snell & Wilmer L.L.P. with respect to legality of the securities, including consent.
10.1	Form of Director and Officer Indemnification Agreement (incorporated by reference to Exhibit 10.1 to the Registrant’s Registration Statement on Form S-1 (Registration No. 333-195085) filed with the SEC on April 7, 2014).
10.2	2014 Employee Stock Incentive Plan with forms of award agreements as Exhibits (incorporated by reference to Exhibit 10.2 to the Registrant’s Registration Statement on Form S-1 (Registration No. 333-195085) filed with the SEC on April 7, 2014).†
10.3	Form of Executive Employment Agreement between SD Company, Inc. and Troy Meier, as CEO (incorporated by reference to Exhibit 10.3 to Amendment No. 1 to the Registrant’s Registration Statement on Form S-1 (Registration No. 333-195085) filed with the SEC on April 30, 2014).†
10.4	Form of Executive Employment Agreement between SD Company, Inc. and Annette Meier, as President (incorporated by reference to Exhibit 10.4 to Amendment No. 1 to the Registrant’s Registration Statement on Form S-1 (Registration No. 333-195085) filed with the SEC on April 30, 2014).†
10.5	Form of Executive Employment Agreement between SD Company, Inc. and Christopher Cashion, as CFO (incorporated by reference to Exhibit 10.5 to Amendment No. 1 to the Registrant’s Registration Statement on Form S-1 (Registration No. 333-195085) filed with the SEC on April 30, 2014).†
10.6	Vendor Agreement between Superior Drilling Products, LLC, and Hughes Christensen, a division of Baker Hughes Oilfield Operations, Inc., dated October 28, 2013 with Exhibit A (incorporated by reference to Exhibit 10.6 to the Registrant’s Registration Statement on Form S-1 (Registration No. 333-195085) filed with the SEC on April 7, 2014).
10.7	Commercial Lease, dated August 15, 2013, between Meier Properties, Series LLC, as landlord, and Baker Hughes Oilfield Operations, Inc., as tenant (incorporated by reference to Exhibit 10.7 to the Registrant’s Registration Statement on Form S-1 (Registration No. 333-195085) filed with the SEC on April 7, 2014).
10.8	Acknowledgement letter, dated September 11, 2013, between Superior Drilling Products, LLC and Hard Rock Solutions, Inc., regarding the Drill-N-Ream commissions (incorporated by reference to Exhibit 10.8 to the Registrant’s Registration Statement on Form S-1 (Registration No. 333-195085) filed with the SEC on April 7, 2014).

Exhibit No.	Description of Exhibit
10.9	Membership Interest Purchase Agreement (MIPA), dated January 28, 2014, between Hard Rock Solutions, Inc., as seller, and Superior Drilling Products, LLC, as buyer, of Hard Rock Solutions, LLC, with Exhibits (incorporated by reference to Exhibit 10.9 to the Registrant’s Registration Statement on Form S-1 (Registration No. 333-195085) filed with the SEC on April 7, 2014).
10.10	Intellectual Property Protection Agreement (IPPA), dated January 28, 2014, between 3cReamers, LLC, Hard Rock Solutions, LLC, James D. Isenhour, and Troy Meier (incorporated by reference to Exhibit 10.10 to the Registrant’s Registration Statement on Form S-1 (Registration No. 333-195085) filed with the SEC on April 7, 2014).
10.11	Form of Subordinated Promissory Note from Hard Rock Solutions LLC and Superior Drilling Products LLC, as borrower, in favor of Hard Rock Solutions, Inc., as lender, to be executed upon closing of the Hard Rock acquisition (incorporated by reference to Exhibit 10.11 to the Registrant’s Registration Statement on Form S-1 (Registration No. 333-195085) filed with the SEC on April 7, 2014).
10.12	Form of Security and Pledge Agreement between SD Company, Inc., as debtor, in favor of Hard Rock Solutions, Inc., as secured party, to be executed upon closing of the Hard Rock acquisition with attached Schedule A (incorporated by reference to Exhibit 10.12 to the Registrant’s Registration Statement on Form S-1 (Registration No. 333-195085) filed with the SEC on April 7, 2014).
10.13	Form of Assignment Agreement between Superior Drilling Products, LLC and SD Company, Inc. assigning SDP’s rights under the MIPA and IPPA to SDC, to be executed in connection with the Reorganization (incorporated by reference to Exhibit 10.13 to the Registrant’s Registration Statement on Form S-1 (Registration No. 333-195085) filed with the SEC on April 7, 2014).
10.14	Securities Purchase Agreement, dated February 24, 2014, between SD Company, Inc. and Superior Drilling Products, LLC, as borrowers, and D4D, LLC, as lender, for $2 million bridge loan with attached exhibits (incorporated by reference to Exhibit 10.14 to the Registrant’s Registration Statement on Form S-1 (Registration No. 333-195085) filed with the SEC on April 7, 2014).
10.15	Secured Convertible Promissory Note, dated February 24, 2014, in the original principal amount of $2 million, from SD Company, Inc. and Superior Drilling Products, LLC, as borrowers, in favor of D4D, LLC, as lender, with Exhibits (incorporated by reference to Exhibit 10.15 to the Registrant’s Registration Statement on Form S-1 (Registration No. 333-195085) filed with the SEC on April 7, 2014).
10.16	Security Agreements, dated February 24, 2014, between SD Company Inc. and Superior Drilling Products, LLC, respectively, as debtors, and D4D LLC, as secured party (incorporated by reference to Exhibit 10.16 to the Registrant’s Registration Statement on Form S-1 (Registration No. 333-195085) filed with the SEC on April 7, 2014).
10.17	Form of Common Stock Purchase Warrant to be issued by SD Company Inc. in favor of D4D LLC upon conversion of $2 million bridge loan with attached exhibits (incorporated by reference to Exhibit 10.17 to the Registrant’s Registration Statement on Form S-1 (Registration No. 333-195085) filed with the SEC on April 7, 2014).
10.18	Form of Registration Rights Agreement to be entered into between SD Company Inc. and D4D, LLC upon conversion of $2 million bridge loan (incorporated by reference to Exhibit 10.18 to the Registrant’s Registration Statement on Form S-1 (Registration No. 333-195085) filed with the SEC on April 7, 2014).
10.19	Standard Industrial/Commercial Single-Tenant Lease, dated January 17, 2014, between Superior Drilling Products of California, LLC (SDP(CA)), as lessor, and Roger Holder, as lessee, with respect to our Bakersfield facilities (incorporated by reference to Exhibit 10.19 to the Registrant’s Registration Statement on Form S-1 (Registration No. 333-195085) filed with the SEC on April 7, 2014).

Exhibit No.	Description of Exhibit
10.20	Loan Agreement, dated July 3, 2012, between Meier Properties, Series LLC and Superior Drilling Products LLC, as co-borrowers, and Proficio Bank, as lender. (Proficio Loan 1) (incorporated by reference to Exhibit 10.35 to the Registrant’s Registration Statement on Form S-1 (Registration No. 333-195085) filed with the SEC on April 7, 2014).
10.21	Term Note, dated July 3, 2012, from Meier Properties, Series LLC and Superior Drilling Products LLC, as co-borrowers, and Proficio Bank, as lender, in the original principal amount of $240,000. (Proficio Loan 1) with attached exhibits (incorporated by reference to Exhibit 10.36 to the Registrant’s Registration Statement on Form S-1 (Registration No. 333-195085) filed with the SEC on April 7, 2014).
10.22	Deed of Trust, Security Agreement and Assignment of Leases and Rents, dated July 3, 2012, from Meier Properties, Series LLC, as grantor, to Proficio Bank, as trustee, and Proficio Bank, as beneficiary. (Proficio Loan 1) (incorporated by reference to Exhibit 10.37 to the Registrant’s Registration Statement on Form S-1 (Registration No. 333-195085) filed with the SEC on April 7, 2014).
10.23	Loan Agreement(s), dated December 30, 2013, between Superior Drilling Products, LLC, Meier Leasing, LLC and Meier Management Company, LLC, as co-borrowers, respectively, and Proficio Bank, as lender. (Proficio Loan 2) (incorporated by reference to Exhibit 10.38 to the Registrant’s Registration Statement on Form S-1 (Registration No. 333-195085) filed with the SEC on April 7, 2014).
10.24	U.S. Small Business Administration Note, dated December 30, 2013, from Superior Drilling Products, LLC, Meier Leasing, LLC and Meier Management Company, LLC, as co-borrowers, in favor of Proficio Bank, as lender, in the original principal amount of $627,000. (Proficio Loan 2) (incorporated by reference to Exhibit 10.39 to the Registrant’s Registration Statement on Form S-1 (Registration No. 333-195085) filed with the SEC on April 7, 2014).
10.25	Unconditional Guaranty(s) from each of Gilbert Troy Meier, Annette D. Meier, the Gilbert Troy Meier Trust, the Annette Deuel Meier Trust, and Meier Family Holding Company, guarantor(s), respectively, to Proficio Bank, as lender, each dated December 30, 2013. (Proficio Loan 2) (incorporated by reference to Exhibit 10.40 to the Registrant’s Registration Statement on Form S-1 (Registration No. 333-195085) filed with the SEC on April 7, 2014).
10.26	Term Note, dated February 4, 2013, between Meier Leasing, LLC and Meier Management Company, LLC, as co-borrowers, and Proficio Bank, as lender, in the original principal amount of $592,000. (Proficio Loan 3) (incorporated by reference to Exhibit 10.42 to the Registrant’s Registration Statement on Form S-1 (Registration No. 333-195085) filed with the SEC on April 7, 2014).
10.27	Third Amendment to Loan Agreement (dated December 18, 2013), Second Amendment to Loan Agreement (dated June 15, 2009), First Amendment to Loan Agreement (dated December 10, 2007), and original Loan Agreement (dated August 10, 2007), between Tronco Energy Corporation, as borrower, Philco Exploration, LLC, as subsidiary, and Fortuna Asset Management LLC (and its assignee ACF Property Management, Inc. for the amendments). (Tronco Loan) (incorporated by reference to Exhibit 10.43 to the Registrant’s Registration Statement on Form S-1 (Registration No. 333-195085) filed with the SEC on April 7, 2014).
10.28	Second Amended and Restated Promissory Note, dated January 1, 2014, between Tronco Energy Corporation, as borrower, and ACF Property Management Inc. as lender (assignee from Fortuna Asset Management LLC). (Tronco Loan) (incorporated by reference to Exhibit 10.44 to the Registrant’s Registration Statement on Form S-1 (Registration No. 333-195085) filed with the SEC on April 7, 2014).

Exhibit No.	Description of Exhibit
10.29	Security Agreement Pledge between Tronco Energy Corporation, as debtor, and ACF Property Management Inc. as secured party; and Owner Consent to Pledge from Meier Family Holding Company, LLC, with respect to 95% of the limited liability company interests in Superior Drilling Products, LLC, each dated June 15, 2009. (Tronco Loan) (incorporated by reference to Exhibit 10.45 to the Registrant’s Registration Statement on Form S-1 (Registration No. 333-195085) filed with the SEC on April 7, 2014).
10.30	Security Agreement Pledge between Tronco Energy Corporation, as debtor, and ACF Property Management Inc. as secured party; and Owner Consent to Pledge from Meier Management Company, LLC, with respect to 5% of the limited liability company interests in Superior Drilling Products, LLC, each dated June 15, 2009. (Tronco Loan) (incorporated by reference to Exhibit 10.46 to the Registrant’s Registration Statement on Form S-1 (Registration No. 333-195085) filed with the SEC on April 7, 2014).
10.31	Security Agreement Pledge between Tronco Energy Corporation, as debtor, and ACF Property Management Inc., as secured party; and Owner Consent to Pledge from Meier Management Company, with respect to 100% of the limited liability company interests in Superior Design and Fabrication, LLC, each dated December 18, 2013. (Tronco Loan) (incorporated by reference to Exhibit 10.47 to the Registrant’s Registration Statement on Form S-1 (Registration No. 333-195085) filed with the SEC on April 7, 2014).
10.32	Guaranty(s) from Gilbert Troy Meier Trust (dated August 10, 2009), and from Superior Drilling Products, LLC and Superior Design and Fabrication, LLC (dated December 18th, 2013), in favor of ACF Property Management, Inc., as lender. (Tronco Loan) (incorporated by reference to Exhibit 10.48 to the Registrant’s Registration Statement on Form S-1 (Registration No. 333-195085) filed with the SEC on April 7, 2014).
10.33	Loan Purchase Agreement between ACF Property Management Inc., as lender and seller, SD Company Inc., as buyer, and Tronco Energy Corporation, as borrower, dated January 1, 2014. (Tronco Loan) (incorporated by reference to Exhibit 10.49 to the Registrant’s Registration Statement on Form S-1 (Registration No. 333-195085) filed with the SEC on April 7, 2014).
10.34	Loan Agreement, dated April 3, 2012, between Meier Properties Series LLC and Superior Auto Body & Paint LLC (SABP) as co-borrowers, and Mountain West Small Business Finance, as lender. (SABP Loan 1); Change in Terms Agreement dated March 19, 2012, between Superior Auto BODY & Paint LLC, as borrower and Mountain America Credit Union, as Lender; and Change in Terms Agreement dated March 19, 2012, between Superior Auto BODY & Paint LLC, as borrower and Mountain America Credit Union, as Lender (incorporated by reference to Exhibit 10.50 to Amendment No. 1 to the Registrant’s Registration Statement on Form S-1 (Registration No. 333-195085) filed with the SEC on April 30, 2014).
10.35	Promissory Note dated March 19, 2012, from Superior Auto Body and Paint LLC, as borrower, in favor of Mountain America Credit Union in the amount of $1,698,005.00 (incorporated by reference to Exhibit 10.51 to the Registrant’s Registration Statement on Form S-1 (Registration No. 333-195085) filed with the SEC on April 7, 2014).
10.36	Loan Agreement, dated May 25, 2012, between Meier Properties Series LLC and SABP, as co-borrowers and Mountain West Small Business Finance, as lender. (SABP Loan 2) (incorporated by reference to Exhibit 10.52 to the Registrant’s Registration Statement on Form S-1 (Registration No. 333-195085) filed with the SEC on April 7, 2014).
10.37	U.S. Small Business Administration Note, dated May 25, 2012, between Meier Properties, Series LLC, as debtor, SABP, as operating company, and Mountain West Small Business Finance, as lender, in the original principal amount of $1,159,000.00 (SABP Loan 2) (incorporated by reference to Exhibit 10.53 to the Registrant’s Registration Statement on Form S-1 (Registration No. 333-195085) filed with the SEC on April 7, 2014).

Exhibit No.	Description of Exhibit
10.38	Security Agreement(s), dated May 25, 2012, between each of Meier Properties, Series LLC and SABP, as debtor(s), and Mountain West Small Business Finance, as lender. (SABP Loan 2) (incorporated by reference to Exhibit 10.54 to the Registrant’s Registration Statement on Form S-1 (Registration No. 333-195085) filed with the SEC on April 7, 2014).
10.39	Continuing Guaranty, dated May 20, 2011, by Superior Drilling Products, as guarantor, to Mountain America Federal Credit Union, as lender. (SABP Loans 1 and 2) (incorporated by reference to Exhibit 10.55 to the Registrant’s Registration Statement on Form S-1 (Registration No. 333-195085) filed with the SEC on April 7, 2014).
10.40	Lease, dated May 25, 2012, between Meier Properties, Series LLC, as lessor, and SABP, as lessee (incorporated by reference to Exhibit 10.56 to the Registrant’s Registration Statement on Form S-1 (Registration No. 333-195085) filed with the SEC on April 7, 2014).
10.41	Confirmation of Guaranties from Troy Meier, Annette Meier, the G. Troy Meier Trust, and the Annette Deuel Meier Trust, to Superior Drilling Products, Inc. (incorporated by reference to Exhibit 10.57 to Amendment No. 3 to the Registrant’s Registration Statement on Form S-1 (Registration No. 333-195085) filed with the SEC on May 12, 2014).
10.42	Stock Pledge Agreement between Meier Management Company, LLC and Superior Drilling Products, Inc. (incorporated by reference to Exhibit 10.58 to Amendment No. 3 to the Registrant’s Registration Statement on Form S-1 (Registration No. 333-195085) filed with the SEC on May 12, 2014).
10.43	Stock Pledge Agreement between Meier Family Holding Company, LLC and Superior Drilling Products, Inc. (incorporated by reference to Exhibit 10.59 to Amendment No. 3 to the Registrant’s Registration Statement on Form S-1 (Registration No. 333-195085) filed with the SEC on May 12, 2014).
10.44	Loan Agreement dated February 4, 2013, between Meier Leasing, LLC and Meier Management Company, LLC, as co-borrowers, and Proficio Bank, as lender. (Proficio Loan 3) (incorporated by reference to Exhibit 10.41 to the Registrant’s Registration Statement on Form S-1 (Registration No. 333-195085) filed with the SEC on April 7, 2014).
10.45	Exclusive Manufacturing, Marketing, Sales and Consulting Agreement among Hard Rock Solutions, LLC, Extreme Technologies, LLC, Tenax Energy Solutions, LLC and Kevin Jones dated January 9, 2015 (incorporated by reference to Exhibit 10.45 to the Company’s annual report on form 10-K for the year ended December 31, 2014 filed on March 31, 2015.
10.46	Business Loan Agreement between Meier Properties, Series LLC and American Bank of the North dated April 9, 2015 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on April 15, 2015).
10.47	Commercial Guaranty between Superior Drilling Products, Inc. and American Bank of the North dated April 9, 2015 (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on April 15, 2015).
10.48	Commercial Guaranty between G. Troy Meier and American Bank of the North dated April 9, 2015 (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed on April 15, 2015).
10.49	Commercial Guaranty between Annette Meier and American Bank of the North dated April 9, 2015 (incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K filed on April 15, 2015).
10.50	Amended and Restated Promissory Note from Hard Rock Solutions, LLC and Superior Drilling Solutions, LLC in favor of WMAFC, Inc. dated April 22, 2015 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on April 28, 2015).

Exhibit No.	Description of Exhibit
10.51	Form of Nonstatutory Stock Option Agreement (3 Year Vesting) under the 2015 Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q filed on August 14, 2015).
10.52	Form of Nonstatutory Stock Option Agreement (3 Year Vesting) under the 2015 Incentive Plan (incorporated by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q filed on August 14, 2015).
10.53	Form of Award of Restricted Stock (3 Year Vesting) under the 2015 Incentive Plan (incorporated by reference to Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q filed on August 14, 2015).
10.54	Form of Award of Restricted Stock (2 Year Vesting) under the 2015 Incentive Plan (incorporated by reference to Exhibit 10.4 to the Company’s Quarterly Report on Form 10-Q filed on August 14, 2015).
10.55	2015 Long Term Incentive Plan effective June 15, 2015 (incorporated herein by reference to Appendix A to the Company’s Definitive Proxy Statement on Schedule 14A filed with the Commission on April 30, 2015).
10.56	Second Amended and Restated Promissory Note from Hard Rock Solutions, LLC and Superior Drilling Solutions, LLC in favor of WMAFC, Inc. dated September 28, 2015 (incorporated by reference to Exhibit 10.1 to the Company’s Form 8-K filed on October 1, 2015).
10.57***	Business Subcontractor Agreement between Hard Rock Solutions, LLC and Baker Hughes Oilfield Operations, Inc. dated January 25, 2016 (incorporated by reference to Exhibit 10.1 to the Company’s Form 8-K filed on January 29, 2016).
10.58	Loan and Security Agreement among Superior Drilling Products, Inc., Superior Drilling Solutions, LLC, Hard Rock, LLC and Extreme Technologies, LLC as co-Borrowers and Federal National Commercial Credit as Lender date March 8, 2016 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on March 10, 2016).
10.59	Promissory Note dated March 8, 2016 issued in favor of Federal National Commercial Credit as Lender (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on March 10, 2016).
10.60	Term Promissory Note dated March 8, 2016 issued in favor of Federal National Commercial Credit as Lender (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed on March 10, 2016).
10.61	Subordination Agreement among Superior Drilling Products, Inc., Meier Management Company, LLC and Federal National Commercial Credit dated March 8, 2016 (incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K filed on March 10, 2016).
10.62	Form of Fully Vested Non-Statutory Stock Option Agreement (incorporated by reference to Exhibit 10.5 to the Company’s Current Report on Form 8-K filed on March 10, 2016).
10.63	Amended Loan and Security Agreement among Superior Drilling Products, Inc., Superior Drilling Solutions, LLC, Hard Rock, LLC and Extreme Technologies, LLC as co-Borrowers and Federal National Commercial Credit as Lender dated March 28, 2016 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on March 30, 2016).
10.64***	Distribution Agreement between Hard Rock Solutions, LLC and Drilling Tools International, Inc. dated May 12, 2016 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on May 13, 2016).
10.65	Second Amendment to Loan and Security Agreement among Superior Drilling Products, Inc., Superior Drilling Solutions, LLC, Hard Rock, LLC and Extreme Technologies, LLC as co-Borrowers and Federal National Commercial Credit as Lender dated May 12, 2016 (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed on May 16, 2016).

Exhibit No.	Description of Exhibit
21.1	Subsidiaries of the Registrant (incorporated by reference to Exhibit 21.1 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2015).
23.1**	Consent of Hein & Associates LLP.
23.2**	Form of Consent of Snell & Wilmer L.L.P. (included in Exhibit 5.1).
24.1	Power of Attorney (contained in signature pages).

*	To be filed by amendment.
**	Filed herewith.
***	Portions of this exhibit have been omitted pursuant to a request for confidential treatment submitted to the Securities and Exchange Commission and this exhibit has been filed separately with the Securities and Exchange Commission in connection therewith.

Item 17. Undertakings.

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) of this section do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, if the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5) That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities:

The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Vernal, State of Utah, on the 11th day of July, 2016.

SUPERIOR DRILLING PRODUCTS, INC.

By:	/s/ G. Troy Meier G. Troy Meier Chief Executive Officer

We the undersigned officers and directors of Superior Drilling Products, Inc., hereby, severally constitute and appoint G. Troy Meier and Annette Meier, each of them singly, our true and lawful attorneys with full power to them and each of them singly, to sign for us and in our names in the capacities indicated below, the registration statement on Form S-1 filed herewith and any and all pre-effective and post-effective amendments to said registration statement and any subsequent registration statement for the same offering which may be filed under Rule 462(b) and generally to do all such things in our names and on our behalf in our capacities as officers and directors to enable Superior Drilling Products, Inc. to comply with the provisions of the Securities Act of 1933, and all requirements of the Securities and Exchange Commission, hereby ratifying and confirming our signatures as they may be signed by our said attorneys, or any of them, to said registration statement and any and all amendments thereto or to any subsequent registration statement for the same offering which may be filed under Rule 462(b).

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ G. Troy Meier G. Troy Meier	Chief Executive Officer and Chairman (Principal Executive Officer)	July 11, 2016
/s/ Christopher Cashion Christopher Cashion	Chief Financial Officer (Principal Financial and Accounting Officer)	July 11, 2016
/s/ Annette Meier Annette Meier	Director	July 11, 2016
/s/ Terence Cryan Terence Cryan	Director	July 11, 2016
/s/ Michael Ronca Michael Ronca	Director	July 11, 2016
/s/ Robert Iversen Robert Iversen	Director	July 11, 2016

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
1.1*	Form of Underwriting Agreement.
3.1	Articles of Incorporation of the Registrant (incorporated by reference to Exhibit 3.1 to the Registrant’s Registration Statement on Form S-1 (Registration No. 333-195085) filed with the SEC on April 7, 2014).
3.2	Articles of Amendment to Articles of Incorporation of the Registrant (incorporated by reference to Exhibit 3.5 to Amendment No. 2 to the Registrant’s Registration Statement on Form S-1 (Registration No. 333-195085) filed with the SEC on May 6, 2014).
3.3	Second Amended and Restated Bylaws of the Registrant (incorporated by reference to Exhibit 3.1 to the Registrant’s Current Report on Form 8-K filed on December 7, 2015).
4.1	Specimen Stock Certificate (incorporated by reference to Exhibit 4.1 to the Registrant’s Registration Statement on Form S-1 (Registration No. 333-195085) filed with the SEC on April 7, 2014).
5.1**	Form of Opinion of Snell & Wilmer L.L.P. with respect to legality of the securities, including consent.
10.1	Form of Director and Officer Indemnification Agreement (incorporated by reference to Exhibit 10.1 to the Registrant’s Registration Statement on Form S-1 (Registration No. 333-195085) filed with the SEC on April 7, 2014).
10.2	2014 Employee Stock Incentive Plan with forms of award agreements as Exhibits (incorporated by reference to Exhibit 10.2 to the Registrant’s Registration Statement on Form S-1 (Registration No. 333-195085) filed with the SEC on April 7, 2014).†
10.3	Form of Executive Employment Agreement between SD Company, Inc. and Troy Meier, as CEO (incorporated by reference to Exhibit 10.3 to Amendment No. 1 to the Registrant’s Registration Statement on Form S-1 (Registration No. 333-195085) filed with the SEC on April 30, 2014).†
10.4	Form of Executive Employment Agreement between SD Company, Inc. and Annette Meier, as President (incorporated by reference to Exhibit 10.4 to Amendment No. 1 to the Registrant’s Registration Statement on Form S-1 (Registration No. 333-195085) filed with the SEC on April 30, 2014).†
10.5	Form of Executive Employment Agreement between SD Company, Inc. and Christopher Cashion, as CFO (incorporated by reference to Exhibit 10.5 to Amendment No. 1 to the Registrant’s Registration Statement on Form S-1 (Registration No. 333-195085) filed with the SEC on April 30, 2014).†
10.6	Vendor Agreement between Superior Drilling Products, LLC, and Hughes Christensen, a division of Baker Hughes Oilfield Operations, Inc., dated October 28, 2013 with Exhibit A (incorporated by reference to Exhibit 10.6 to the Registrant’s Registration Statement on Form S-1 (Registration No. 333-195085) filed with the SEC on April 7, 2014).
10.7	Commercial Lease, dated August 15, 2013, between Meier Properties, Series LLC, as landlord, and Baker Hughes Oilfield Operations, Inc., as tenant (incorporated by reference to Exhibit 10.7 to the Registrant’s Registration Statement on Form S-1 (Registration No. 333-195085) filed with the SEC on April 7, 2014).
10.8	Acknowledgement letter, dated September 11, 2013, between Superior Drilling Products, LLC and Hard Rock Solutions, Inc., regarding the Drill-N-Ream commissions (incorporated by reference to Exhibit 10.8 to the Registrant’s Registration Statement on Form S-1 (Registration No. 333-195085) filed with the SEC on April 7, 2014).

Exhibit No.	Description of Exhibit
10.9	Membership Interest Purchase Agreement (MIPA), dated January 28, 2014, between Hard Rock Solutions, Inc., as seller, and Superior Drilling Products, LLC, as buyer, of Hard Rock Solutions, LLC, with Exhibits (incorporated by reference to Exhibit 10.9 to the Registrant’s Registration Statement on Form S-1 (Registration No. 333-195085) filed with the SEC on April 7, 2014).
10.10	Intellectual Property Protection Agreement (IPPA), dated January 28, 2014, between 3cReamers, LLC, Hard Rock Solutions, LLC, James D. Isenhour, and Troy Meier (incorporated by reference to Exhibit 10.10 to the Registrant’s Registration Statement on Form S-1 (Registration No. 333-195085) filed with the SEC on April 7, 2014).
10.11	Form of Subordinated Promissory Note from Hard Rock Solutions LLC and Superior Drilling Products LLC, as borrower, in favor of Hard Rock Solutions, Inc., as lender, to be executed upon closing of the Hard Rock acquisition (incorporated by reference to Exhibit 10.11 to the Registrant’s Registration Statement on Form S-1 (Registration No. 333-195085) filed with the SEC on April 7, 2014).
10.12	Form of Security and Pledge Agreement between SD Company, Inc., as debtor, in favor of Hard Rock Solutions, Inc., as secured party, to be executed upon closing of the Hard Rock acquisition with attached Schedule A (incorporated by reference to Exhibit 10.12 to the Registrant’s Registration Statement on Form S-1 (Registration No. 333-195085) filed with the SEC on April 7, 2014).
10.13	Form of Assignment Agreement between Superior Drilling Products, LLC and SD Company, Inc. assigning SDP’s rights under the MIPA and IPPA to SDC, to be executed in connection with the Reorganization (incorporated by reference to Exhibit 10.13 to the Registrant’s Registration Statement on Form S-1 (Registration No. 333-195085) filed with the SEC on April 7, 2014).
10.14	Securities Purchase Agreement, dated February 24, 2014, between SD Company, Inc. and Superior Drilling Products, LLC, as borrowers, and D4D, LLC, as lender, for $2 million bridge loan with attached exhibits (incorporated by reference to Exhibit 10.14 to the Registrant’s Registration Statement on Form S-1 (Registration No. 333-195085) filed with the SEC on April 7, 2014).
10.15	Secured Convertible Promissory Note, dated February 24, 2014, in the original principal amount of $2 million, from SD Company, Inc. and Superior Drilling Products, LLC, as borrowers, in favor of D4D, LLC, as lender, with Exhibits (incorporated by reference to Exhibit 10.15 to the Registrant’s Registration Statement on Form S-1 (Registration No. 333-195085) filed with the SEC on April 7, 2014).
10.16	Security Agreements, dated February 24, 2014, between SD Company Inc. and Superior Drilling Products, LLC, respectively, as debtors, and D4D LLC, as secured party (incorporated by reference to Exhibit 10.16 to the Registrant’s Registration Statement on Form S-1 (Registration No. 333-195085) filed with the SEC on April 7, 2014).
10.17	Form of Common Stock Purchase Warrant to be issued by SD Company Inc. in favor of D4D LLC upon conversion of $2 million bridge loan with attached exhibits (incorporated by reference to Exhibit 10.17 to the Registrant’s Registration Statement on Form S-1 (Registration No. 333-195085) filed with the SEC on April 7, 2014).
10.18	Form of Registration Rights Agreement to be entered into between SD Company Inc. and D4D, LLC upon conversion of $2 million bridge loan (incorporated by reference to Exhibit 10.18 to the Registrant’s Registration Statement on Form S-1 (Registration No. 333-195085) filed with the SEC on April 7, 2014).
10.19	Standard Industrial/Commercial Single-Tenant Lease, dated January 17, 2014, between Superior Drilling Products of California, LLC (SDP(CA)), as lessor, and Roger Holder, as lessee, with respect to our Bakersfield facilities (incorporated by reference to Exhibit 10.19 to the Registrant’s Registration Statement on Form S-1 (Registration No. 333-195085) filed with the SEC on April 7, 2014).

Exhibit No.	Description of Exhibit
10.20	Loan Agreement, dated July 3, 2012, between Meier Properties, Series LLC and Superior Drilling Products LLC, as co-borrowers, and Proficio Bank, as lender. (Proficio Loan 1) (incorporated by reference to Exhibit 10.35 to the Registrant’s Registration Statement on Form S-1 (Registration No. 333-195085) filed with the SEC on April 7, 2014).
10.21	Term Note, dated July 3, 2012, from Meier Properties, Series LLC and Superior Drilling Products LLC, as co-borrowers, and Proficio Bank, as lender, in the original principal amount of $240,000. (Proficio Loan 1) with attached exhibits (incorporated by reference to Exhibit 10.36 to the Registrant’s Registration Statement on Form S-1 (Registration No. 333-195085) filed with the SEC on April 7, 2014).
10.22	Deed of Trust, Security Agreement and Assignment of Leases and Rents, dated July 3, 2012, from Meier Properties, Series LLC, as grantor, to Proficio Bank, as trustee, and Proficio Bank, as beneficiary. (Proficio Loan 1) (incorporated by reference to Exhibit 10.37 to the Registrant’s Registration Statement on Form S-1 (Registration No. 333-195085) filed with the SEC on April 7, 2014).
10.23	Loan Agreement(s), dated December 30, 2013, between Superior Drilling Products, LLC, Meier Leasing, LLC and Meier Management Company, LLC, as co-borrowers, respectively, and Proficio Bank, as lender. (Proficio Loan 2) (incorporated by reference to Exhibit 10.38 to the Registrant’s Registration Statement on Form S-1 (Registration No. 333-195085) filed with the SEC on April 7, 2014).
10.24	U.S. Small Business Administration Note, dated December 30, 2013, from Superior Drilling Products, LLC, Meier Leasing, LLC and Meier Management Company, LLC, as co-borrowers, in favor of Proficio Bank, as lender, in the original principal amount of $627,000. (Proficio Loan 2) (incorporated by reference to Exhibit 10.39 to the Registrant’s Registration Statement on Form S-1 (Registration No. 333-195085) filed with the SEC on April 7, 2014).
10.25	Unconditional Guaranty(s) from each of Gilbert Troy Meier, Annette D. Meier, the Gilbert Troy Meier Trust, the Annette Deuel Meier Trust, and Meier Family Holding Company, guarantor(s), respectively, to Proficio Bank, as lender, each dated December 30, 2013. (Proficio Loan 2) (incorporated by reference to Exhibit 10.40 to the Registrant’s Registration Statement on Form S-1 (Registration No. 333-195085) filed with the SEC on April 7, 2014).
10.26	Term Note, dated February 4, 2013, between Meier Leasing, LLC and Meier Management Company, LLC, as co-borrowers, and Proficio Bank, as lender, in the original principal amount of $592,000. (Proficio Loan 3) (incorporated by reference to Exhibit 10.42 to the Registrant’s Registration Statement on Form S-1 (Registration No. 333-195085) filed with the SEC on April 7, 2014).
10.27	Third Amendment to Loan Agreement (dated December 18, 2013), Second Amendment to Loan Agreement (dated June 15, 2009), First Amendment to Loan Agreement (dated December 10, 2007), and original Loan Agreement (dated August 10, 2007), between Tronco Energy Corporation, as borrower, Philco Exploration, LLC, as subsidiary, and Fortuna Asset Management LLC (and its assignee ACF Property Management, Inc. for the amendments). (Tronco Loan) (incorporated by reference to Exhibit 10.43 to the Registrant’s Registration Statement on Form S-1 (Registration No. 333-195085) filed with the SEC on April 7, 2014).
10.28	Second Amended and Restated Promissory Note, dated January 1, 2014, between Tronco Energy Corporation, as borrower, and ACF Property Management Inc. as lender (assignee from Fortuna Asset Management LLC). (Tronco Loan) (incorporated by reference to Exhibit 10.44 to the Registrant’s Registration Statement on Form S-1 (Registration No. 333-195085) filed with the SEC on April 7, 2014).

Exhibit No.	Description of Exhibit
10.29	Security Agreement Pledge between Tronco Energy Corporation, as debtor, and ACF Property Management Inc. as secured party; and Owner Consent to Pledge from Meier Family Holding Company, LLC, with respect to 95% of the limited liability company interests in Superior Drilling Products, LLC, each dated June 15, 2009. (Tronco Loan) (incorporated by reference to Exhibit 10.45 to the Registrant’s Registration Statement on Form S-1 (Registration No. 333-195085) filed with the SEC on April 7, 2014).
10.30	Security Agreement Pledge between Tronco Energy Corporation, as debtor, and ACF Property Management Inc. as secured party; and Owner Consent to Pledge from Meier Management Company, LLC, with respect to 5% of the limited liability company interests in Superior Drilling Products, LLC, each dated June 15, 2009. (Tronco Loan) (incorporated by reference to Exhibit 10.46 to the Registrant’s Registration Statement on Form S-1 (Registration No. 333-195085) filed with the SEC on April 7, 2014).
10.31	Security Agreement Pledge between Tronco Energy Corporation, as debtor, and ACF Property Management Inc., as secured party; and Owner Consent to Pledge from Meier Management Company, with respect to 100% of the limited liability company interests in Superior Design and Fabrication, LLC, each dated December 18, 2013. (Tronco Loan) (incorporated by reference to Exhibit 10.47 to the Registrant’s Registration Statement on Form S-1 (Registration No. 333-195085) filed with the SEC on April 7, 2014).
10.32	Guaranty(s) from Gilbert Troy Meier Trust (dated August 10, 2009), and from Superior Drilling Products, LLC and Superior Design and Fabrication, LLC (dated December 18th, 2013), in favor of ACF Property Management, Inc., as lender. (Tronco Loan) (incorporated by reference to Exhibit 10.48 to the Registrant’s Registration Statement on Form S-1 (Registration No. 333-195085) filed with the SEC on April 7, 2014).
10.33	Loan Purchase Agreement between ACF Property Management Inc., as lender and seller, SD Company Inc., as buyer, and Tronco Energy Corporation, as borrower, dated January 1, 2014. (Tronco Loan) (incorporated by reference to Exhibit 10.49 to the Registrant’s Registration Statement on Form S-1 (Registration No. 333-195085) filed with the SEC on April 7, 2014).
10.34	Loan Agreement, dated April 3, 2012, between Meier Properties Series LLC and Superior Auto Body & Paint LLC (SABP) as co-borrowers, and Mountain West Small Business Finance, as lender. (SABP Loan 1); Change in Terms Agreement dated March 19, 2012, between Superior Auto BODY & Paint LLC, as borrower and Mountain America Credit Union, as Lender; and Change in Terms Agreement dated March 19, 2012, between Superior Auto BODY & Paint LLC, as borrower and Mountain America Credit Union, as Lender (incorporated by reference to Exhibit 10.50 to Amendment No. 1 to the Registrant’s Registration Statement on Form S-1 (Registration No. 333-195085) filed with the SEC on April 30, 2014).
10.35	Promissory Note dated March 19, 2012, from Superior Auto Body and Paint LLC, as borrower, in favor of Mountain America Credit Union in the amount of $1,698,005.00 (incorporated by reference to Exhibit 10.51 to the Registrant’s Registration Statement on Form S-1 (Registration No. 333-195085) filed with the SEC on April 7, 2014).
10.36	Loan Agreement, dated May 25, 2012, between Meier Properties Series LLC and SABP, as co-borrowers and Mountain West Small Business Finance, as lender. (SABP Loan 2) (incorporated by reference to Exhibit 10.52 to the Registrant’s Registration Statement on Form S-1 (Registration No. 333-195085) filed with the SEC on April 7, 2014).
10.37	U.S. Small Business Administration Note, dated May 25, 2012, between Meier Properties, Series LLC, as debtor, SABP, as operating company, and Mountain West Small Business Finance, as lender, in the original principal amount of $1,159,000.00 (SABP Loan 2) (incorporated by reference to Exhibit 10.53 to the Registrant’s Registration Statement on Form S-1 (Registration No. 333-195085) filed with the SEC on April 7, 2014).

Exhibit No.	Description of Exhibit
10.38	Security Agreement(s), dated May 25, 2012, between each of Meier Properties, Series LLC and SABP, as debtor(s), and Mountain West Small Business Finance, as lender. (SABP Loan 2) (incorporated by reference to Exhibit 10.54 to the Registrant’s Registration Statement on Form S-1 (Registration No. 333-195085) filed with the SEC on April 7, 2014).
10.39	Continuing Guaranty, dated May 20, 2011, by Superior Drilling Products, as guarantor, to Mountain America Federal Credit Union, as lender. (SABP Loans 1 and 2) (incorporated by reference to Exhibit 10.55 to the Registrant’s Registration Statement on Form S-1 (Registration No. 333-195085) filed with the SEC on April 7, 2014).
10.40	Lease, dated May 25, 2012, between Meier Properties, Series LLC, as lessor, and SABP, as lessee (incorporated by reference to Exhibit 10.56 to the Registrant’s Registration Statement on Form S-1 (Registration No. 333-195085) filed with the SEC on April 7, 2014).
10.41	Confirmation of Guaranties from Troy Meier, Annette Meier, the G. Troy Meier Trust, and the Annette Deuel Meier Trust, to Superior Drilling Products, Inc. (incorporated by reference to Exhibit 10.57 to Amendment No. 3 to the Registrant’s Registration Statement on Form S-1 (Registration No. 333-195085) filed with the SEC on May 12, 2014).
10.42	Stock Pledge Agreement between Meier Management Company, LLC and Superior Drilling Products, Inc. (incorporated by reference to Exhibit 10.58 to Amendment No. 3 to the Registrant’s Registration Statement on Form S-1 (Registration No. 333-195085) filed with the SEC on May 12, 2014).
10.43	Stock Pledge Agreement between Meier Family Holding Company, LLC and Superior Drilling Products, Inc. (incorporated by reference to Exhibit 10.59 to Amendment No. 3 to the Registrant’s Registration Statement on Form S-1 (Registration No. 333-195085) filed with the SEC on May 12, 2014).
10.44	Loan Agreement dated February 4, 2013, between Meier Leasing, LLC and Meier Management Company, LLC, as co-borrowers, and Proficio Bank, as lender. (Proficio Loan 3) (incorporated by reference to Exhibit 10.41 to the Registrant’s Registration Statement on Form S-1 (Registration No. 333-195085) filed with the SEC on April 7, 2014).
10.45	Exclusive Manufacturing, Marketing, Sales and Consulting Agreement among Hard Rock Solutions, LLC, Extreme Technologies, LLC, Tenax Energy Solutions, LLC and Kevin Jones dated January 9, 2015 (incorporated by reference to Exhibit 10.45 to the Company’s annual report on form 10-K for the year ended December 31, 2014 filed on March 31, 2015.
10.46	Business Loan Agreement between Meier Properties, Series LLC and American Bank of the North dated April 9, 2015 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on April 15, 2015).
10.47	Commercial Guaranty between Superior Drilling Products, Inc. and American Bank of the North dated April 9, 2015 (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on April 15, 2015).
10.48	Commercial Guaranty between G. Troy Meier and American Bank of the North dated April 9, 2015 (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed on April 15, 2015).
10.49	Commercial Guaranty between Annette Meier and American Bank of the North dated April 9, 2015 (incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K filed on April 15, 2015).
10.50	Amended and Restated Promissory Note from Hard Rock Solutions, LLC and Superior Drilling Solutions, LLC in favor of WMAFC, Inc. dated April 22, 2015 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on April 28, 2015).

Exhibit No.	Description of Exhibit
10.51	Form of Nonstatutory Stock Option Agreement (3 Year Vesting) under the 2015 Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q filed on August 14, 2015).
10.52	Form of Nonstatutory Stock Option Agreement (3 Year Vesting) under the 2015 Incentive Plan (incorporated by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q filed on August 14, 2015).
10.53	Form of Award of Restricted Stock (3 Year Vesting) under the 2015 Incentive Plan (incorporated by reference to Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q filed on August 14, 2015).
10.54	Form of Award of Restricted Stock (2 Year Vesting) under the 2015 Incentive Plan (incorporated by reference to Exhibit 10.4 to the Company’s Quarterly Report on Form 10-Q filed on August 14, 2015).
10.55	2015 Long Term Incentive Plan effective June 15, 2015 (incorporated herein by reference to Appendix A to the Company’s Definitive Proxy Statement on Schedule 14A filed with the Commission on April 30, 2015).
10.56	Second Amended and Restated Promissory Note from Hard Rock Solutions, LLC and Superior Drilling Solutions, LLC in favor of WMAFC, Inc. dated September 28, 2015 (incorporated by reference to Exhibit 10.1 to the Company’s Form 8-K filed on October 1, 2015).
10.57***	Business Subcontractor Agreement between Hard Rock Solutions, LLC and Baker Hughes Oilfield Operations, Inc. dated January 25, 2016 (incorporated by reference to Exhibit 10.1 to the Company’s Form 8-K filed on January 29, 2016).
10.58	Loan and Security Agreement among Superior Drilling Products, Inc., Superior Drilling Solutions, LLC, Hard Rock, LLC and Extreme Technologies, LLC as co-Borrowers and Federal National Commercial Credit as Lender date March 8, 2016 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on March 10, 2016).
10.59	Promissory Note dated March 8, 2016 issued in favor of Federal National Commercial Credit as Lender (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on March 10, 2016).
10.60	Term Promissory Note dated March 8, 2016 issued in favor of Federal National Commercial Credit as Lender (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed on March 10, 2016).
10.61	Subordination Agreement among Superior Drilling Products, Inc., Meier Management Company, LLC and Federal National Commercial Credit dated March 8, 2016 (incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K filed on March 10, 2016).
10.62	Form of Fully Vested Non-Statutory Stock Option Agreement (incorporated by reference to Exhibit 10.5 to the Company’s Current Report on Form 8-K filed on March 10, 2016).
10.63	Amended Loan and Security Agreement among Superior Drilling Products, Inc., Superior Drilling Solutions, LLC, Hard Rock, LLC and Extreme Technologies, LLC as co-Borrowers and Federal National Commercial Credit as Lender dated March 28, 2016 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on March 30, 2016).
10.64***	Distribution Agreement between Hard Rock Solutions, LLC and Drilling Tools International, Inc. dated May 12, 2016 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on May 13, 2016).
10.65	Second Amendment to Loan and Security Agreement among Superior Drilling Products, Inc., Superior Drilling Solutions, LLC, Hard Rock, LLC and Extreme Technologies, LLC as co-Borrowers and Federal National Commercial Credit as Lender dated May 12, 2016 (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed on May 16, 2016).

Exhibit No.	Description of Exhibit
21.1	Subsidiaries of the Registrant (incorporated by reference to Exhibit 21.1 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2015).
23.1**	Consent of Hein & Associates LLP.
23.2**	Consent of Snell & Wilmer L.L.P. (included in Exhibit 5.1).
24.1	Power of Attorney (contained in signature pages).

*	To be filed by amendment.
**	Filed herewith.
***	Portions of this exhibit have been omitted pursuant to a request for confidential treatment submitted to the Securities and Exchange Commission and this exhibit has been filed separately with the Securities and Exchange Commission in connection therewith.